2003 ANNUAL REPORT

1+1+1 ONE

SureWest Communications

LAYERING

{2003} = = CUSTOMERS

LEVERAGING

Without question, offering voice, video and data to our customers, fundamentally changes the identity of our company. No longer are we just the local phone company. Increasingly, we are a diverse communications service provider, which provides — among other things — telephone service.

BRIAN STROM

TABLE OF CONTENTS | **PAGE**

EQUALS

ONE COMPANY. ONE VISION. ONE VOICE.

With 2003 behind us, SureWest enters its 90th year of providing communications services to the Sacramento region. In 1914, *Roseville Telephone Company* began service with 200 lines and a plug board. Today, SureWest serves over a half-million voice-grade-equivalent lines, and its integrated fiber network delivers everything from voice service to digital television. SureWest's legacy is one of growth, progress and leadership, and we're accelerating the future as a leader in the convergence of voice, video and data services.



BRIAN STROM, President - CEO (left); KIRK DOYLE, Chairman of the Board (right)

TO OUR FELLOW SHAREHOLDERS

What a year! Looking back, we marked our progress with both milestones of achievement and mettle-testing challenges. While we're at it, let's look a little farther back down the road we've traveled together. In 1997, we began diversifying SureWest's revenue sources after the landmark Telecommunications Act changed everything one year earlier. Before the Act, you got your phone service from a telephone company, your cable TV from the cable company (if you had one) and few had heard the word "Internet." That world is gone. We might miss the simplicity of yesteryear but not the absence of opportunity. And though we have a ways to go before the vision we're pursuing – of a unified and preferred provider of integrated voice, video and data services – is fully realized, don't forget how far we've come.

In an industry not always distinguished by innovation, we're proud to have set a pace others tell us they hope to emulate, and to have strengthened our competitive position. We pushed technological boundaries outward. We achieved milestones, such as surpassing 11,000 subscribers to our bundled voice, video and data services over broadband in Sacramento. We took the battle to our competitors by expanding our bundled services markets and rolling out video over phone lines. We united all subsidiaries under the SureWest name to better function as one company, with one vision and mission.

We were also sobered by the loss of our Chairman of the Board, Tom Doyle, who passed away in July after serving on the Board of Directors for over 50 years. We will miss his leadership and zeal in the boardroom, yet the values he championed remain: taking care of our employees; providing outstanding service to our customers; managing our resources carefully; and innovating to stay ahead of the competition.

This year's annual report to shareholders reflects that message. SureWest is one unified force focused on leveraging technology and expertise to thrive in an era of converged communications. Part of the recipe for success is perpetuating the principles that got

SureWest is one unified force focused on leveraging technology and expertise to thrive in an era of converged communications.

us here. We're pretty excited about the future, too, but before we look ahead, let's review the past year's results.

SureWest once again achieved strong operating results. Revenues increased 5 percent to $195.3 million, while earnings totaled $0.04 per share. Lower earnings reflect higher planned capital and operating costs for expanding bundled voice, video and data services in the greater Sacramento region, readying SureWest Wireless to handle the physical and technological demands of Local Number Portability, and launching IPTV (television over phone lines). We continue to place a priority on investments – well-managed ones – in our future competitive position.

We're privileged to be part of an essential industry like the local telephone business, and it remains important to our continued success.

Telecom segment revenues, which include local phone service and revenues from network access and directory advertising totaled $138.9 million in 2003, compared to $149.7 million in 2002. Most telephone companies, including the Bell Operating Companies, experienced telecom revenue declines in 2003 as consumers, more than ever, use wireless phones or e-mail to communicate.

Despite this change in consumer behavior, SureWest delivered steady telecom results as Placer County, SureWest's home, remains an economically vibrant area. According to a Bureau of Labor Statistics report released in November 2003, Placer County ranked first among large U.S. counties (those with more than 75,000) in job growth for the year ended March 2003.

Serving this market wouldn't mean as much, however, if the SureWest team did not believe in delivering outstanding service and technology. It's a primary reason that few of our customers switch to another service provider.

SureWest Wireless continued to attract subscribers and improve operating results in a market that ranks as perhaps the most competitive in the entire United States. More than half the people in the country own a cell phone, and with some experts predicting that wireless phones will surpass wired ones by the end of 2005, competition for subscribers is fierce. Still, we concluded 2003 with more than 46,000 total subscribers, and wireless revenues reached $27.1 million for the year. We expect to focus on bundling wireless with other services during 2004. No other provider in the region can offer a complete package of local and long distance phone, high-speed data, video and wireless services with a single point of customer care.

Finally, the Broadband segment asserted itself in 2003 as the catalyst for long-term growth. Segment revenues, which broadly encompass residential and business broadband services totaled $29.3 million in 2003. Our Chief Technology Officer,

Bill DeMuth, led his team's pioneering work on IPTV in designing a cost-efficient and innovative triple-play network. Now, almost every major telephone company in the country is working to offer video services in a similar fashion. We're proud to be innovators, but we're even more pleased to deliver great technology and service – through sensible business plans. Our installation teams are now working in subdivisions from Elk Grove in the south and northward all the way to Lincoln. Rolling out video service over twisted pairs of telephone wires was perhaps our crowning broadband achievement of 2003. For one, we realized a goal we had long sought, which is to offer residents of Roseville and other area communities a choice for video content. Perhaps more importantly, we stayed at least a step ahead of the cable provider, which helps us keep the customers we have and continue to add new ones, while offering consumers value and variety at the same time.

Our treasury misappropriation certainly brought a sense of outrage to the entire SureWest family, and we continue to seek full recovery of our losses. The Audit Committee of our Board of Directors, with the assistance of legal counsel and forensic accountants, concluded an extensive investigation, and we have previously announced the initiation of a number of measures to improve our accounting and finance functions.

We remind you, as we have noted before, that margins will remain slim while we continue building a foundation of regional dominance and long-term value. Few, if any, significant accomplishments occur instantly and SureWest will not transform overnight from a local telephone company to the region's premier provider of converged communications. We're pleased with our progress, however, and confident in the future. Let's have a great 2004!

We thank you as always for your loyal support and we look forward to keeping you informed of our progress in the coming year. Please join us in thanking the dedicated employees of SureWest, who work hard daily to turn strategic goals into tangible results.

Sincerely,

KIRK C. DOYLE
Chairman of the Board

BRIAN H. STROM
President – CEO

STATISTICAL HIGHLIGHTS

	2003	2002	%Change
OPERATING REVENUES	$ 195,337,000	$ 185,955,000	5.0%
NET INCOME	$ 645,000	$ 11,249,000	-94.3%
BASIC EARNINGS PER SHARE (1)	$ 0.04	$ 0.76	-94.7%
CASH DIVIDENDS PER SHARE (2)	$ 1.00	$ 1.00	0.0%
NUMBER OF EMPLOYEES	997	944	5.6%
GROSS PLANT INVESTMENT	$ 646,740,000	$ 576,579,000	12.2%
TOTAL ACCESS LINES (3)	145,367	142,107	2.3%

(1) Shares used in the computation of basic earnings per share are based on the weighted average number of common shares outstanding excluding unvested restricted common shares.

(2) Cash dividends per share are based on the actual dividends per share as declared by the Company's Board of Directors.

(3) Includes telephone company access lines and both broadband business and residential voice connections.

"SureWest Communications appears to be the de facto IPTV champion in the independent telco arena, drawing plenty of attention from peers who want to know everything there is to know about the technical and operational side of the video business."

-Jeff Baumgartner, CED Magazine, December 2003



A decade ago, SureWest was still a local telephone company offering voice service to a small slice of Northern California around the community of Roseville. Today, through a managed strategy to offer businesses and consumers in our markets more services over a single, integrated network, SureWest now generates nearly $200 million in diverse annual revenues. SureWest operates in three segments that, together, define one unified organization with a single vision and mission – to be the leading provider of integrated communications services in the Sacramento region.



Over 11,000 subscribe to our bundled voice, video and data services over broadband in Sacramento.


LEVERAGE

TELECOM. SureWest Telephone, which changed its name from Roseville Telephone Company during 2003 to reflect a unified brand and strategy, is regulated by the California Public Utilities Commission and serves a vibrant, 83-square-mile service territory in southern Placer County and northern Sacramento County. The area encompasses 85,000 households, 250,000 residents and a diverse commercial sector ranging from technology and information services, to banking and finance, to venture-backed startups.

Placer and Sacramento counties are among the fastest-growing areas in the country. In November 2003, Placer County's unemployment rate of 4.6 percent bettered state and national averages by a significant margin.

Even so, trends in the industry finally caught up with SureWest Telephone in 2003, as total access lines served declined slightly. For several years now, most telephone companies in the U.S. have experienced reductions in access lines as consumers have shifted telephone usage to wireless and Internet alternatives.

SureWest is a pacesetter in the industry. By anticipating trends and strategically positioning itself for them, SureWest Telephone surpassed several milestones for digital subscriber lines (DSL) served in 2003, which far outpaced the drop in classic telephone lines. Total DSL subscribers in the telephone territory approached 20,000 and DSL penetration of residences surpassed 20 percent – perhaps the highest residential penetration rate among U.S. telecommunications providers.

Two unsung heroes of the Telecom segment, SureWest Long Distance and SureWest Directories, continue to make strong contributions.

SureWest Long Distance has the largest market share among providers in our telephone service area and, though minutes of use continue to migrate to wireless alternatives, achieved 8.2 percent line growth in 2003.

LONG DISTANCE LINES


LINES
50,000
40,000
30,000
20,000
10,000
0
22,600
29,300
33,000
39,700
42,900
1999
2000
2001
2002
2003

SureWest Directories, with over $15 million in 2003 revenues, produces directories for SureWest Telephone's service area, as well as the greater Sacramento market and the Sierra foothills. Like the other SureWest companies, SureWest Directories is a technology leader. The Roseville and greater Sacramento directories are searchable online and prospective advertisers may view and size advertisements using an Internet browser.

WIRELESS. The wireless phone marketplace in Sacramento is one of the most competitive in the nation, with ten companies offering plans and over 60 percent of residents owning wireless phones. In addition, wireless number portability – the freedom to take your existing phone number with you – went into effect in late November.

Despite these challenges, SureWest Wireless again showed solid growth in subscribers and revenues. While number portability is in its infancy yet, SureWest continues to be a net winner. SureWest differentiates itself in a crowded market with robust coverage via a network of more than 180 cell sites, outstanding customer service, and flat-rate unlimited calling plans that offer consumers solid value.

SureWest Wireless also keeps us in step with consumers' changing communication habits. We noted earlier that telephone access lines decreased in 2003. On the other hand, SureWest Wireless enjoyed steady customer gains, and roughly 25 percent of SureWest Wireless subscribers live in SureWest Telephone's service area. In short, SureWest Wireless helps us stay well positioned to benefit from consumer trends.

WIRELESS SUBSCRIBERS


SUBSCRIBERS
50,000
40,000
30,000
20,000
10,000
0
1,000
19,800
31,600
40,500
46,700
1999
2000
2001
2002
2003

WIRELESS REVENUES


$ MILLIONS
$30
$25
$20
$15
$10
$5
$0
$0.5
$4.8
$16.1
$23.2
$27.1
1999
2000
2001
2002
2003


DIVERSIFICATION



CONVERGE

BROADBAND. The Broadband segment leverages a fiber-rich Gigabit Ethernet network to bring businesses the best in digital high-speed data and transport services, and to provide residences voice, video and data services. SureWest Broadband is the only company in Sacramento offering a triple play of digital TV (including video-on-demand and pay-per-view), high-speed Internet and telephone service. SureWest's triple-play bundle is priced on one bill for enhanced customer convenience and satisfaction. SureWest marked its first full year of offering triple-play services by more than doubling its subscriber base to 11,084 at year end. These customers represent 7,493 Voice-Over-Internet-Protocol (VOIP) telephone lines, 9,052 broadband subscribers receiving 10 mbps symmetrical service and 8,924 digital TV subscribers.

The most exciting broadband achievement of 2003, however, was introducing digital television in SureWest Telephone's service area – over telephone lines. "IPTV" technology utilizes Internet Protocol (IP) to convert video signals into bits of information like any other form of data. The service offers the best of both alternatives: the appealing look and feel of satellite television and the reliability and fast broadband connectivity of traditional cable. By leveraging the Broadband segment's digital cable headend – facilities for sending television content to homes – SureWest provides over 260 channels of digital television and one-megabit-per-second standard broadband service to consumers. And phone service of course!

SureWest now offers the "triple play" – voice, video and data – in both its telephone service area and its expansion markets in the greater Sacramento metropolitan region. In fact, SureWest began building a fiber-only architecture in downtown Sacramento during the 4th quarter of 2003. The simplicity of the Internet Protocol platform should save SureWest money. In sum, SureWest

DSL SUBSCRIBERS


SUBSCRIBERS
20,000
15,000
10,000
5,000
0
1,300
6,400
11,300
15,700
19,800
1999
2000
2001
2002
2003

illustrates that leading-edge technology and best-in-class customer service are keys to telecommunications success.

Broadband is the growth engine of the future for SureWest. With a market opportunity in excess of 700,000 homes, we think broadband will be a growth initiative for years to come. More importantly, SureWest is positioned to compete effectively at a time when the lines between telephone companies and cable providers are blurring. With superior products and services and a focused strategy, we're excited about the future of broadband.

BROADBAND CONNECTIONS


SUBSCRIBERS
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
3,818
4,524
4,049
4,083
4,758
4,430
4,654
5,213
5,122
5,465
6,163
6,141
6,485
7,666
7,717
7,493
8,924
9,052
SEP 02
DEC 02
MAR 03
JUN 03
SEP 03
DEC 03
VOICE
VIDEO
DATA

BROADBAND REVENUES


$MILLIONS
$10.0
$8.0
$6.0
$4.0
$2.0
0
$3.7
$5.5
$6.3
$7.2
$7.5
$8.3
SEP 02
DEC 02
MAR 03
JUN 03
SEP 03
DEC 03

SureWest is the only company in Sacramento offering a triple play of digital TV, high-speed Internet and telephone service.


SYNERGY

STOCK PERFORMANCE



200
180
160
140
120
100
80
60
40
20
0
DOLLARS
DEC 98
DEC 99
DEC 00
DEC 01
DEC 02
DEC 03
SUREWEST
RUSSELL 2000
DJ US TELECOM INDEX

	CUMULATIVE TOTAL RETURN					
	12/98	12/99	12/00	12/01	12/02	12/03
SUREWEST	100.00	122.11	153.44	189.78	147.44	165.42
RUSSELL 2000	100.00	121.26	117.59	120.52	95.83	141.11
DJ US TELECOM INDEX	100.00	118.41	70.73	61.69	40.38	43.34

The comparison of total return on investment (change in year-end stock price plus reinvested dividends) for each of the periods assumes that $100 was invested on December 31, 1998, in SureWest shares, the Russell 2000 Stock Index, and the Dow Jones US Telecommunications Index. The stock performance shown on the graph above is not necessarily indicative of future performance.

STOCK AND DIVIDENDS

The Company's common stock trades on the NASDAQ National Market under the symbol "SURW." Historical high and low closing stock prices for the past two years by quarter are as follows:

	HIGH	LOW
MARCH 31, 2002	$ 56.59	$ 48.08
JUNE 30, 2002	$ 57.25	$ 42.00
SEPTEMBER 30, 2002	$ 53.80	$ 29.03
DECEMBER 31, 2002	$ 40.99	$ 21.45
MARCH 31, 2003	$ 38.98	$ 22.66
JUNE 30, 2003	$ 32.59	$ 26.43
SEPTEMBER 30, 2003	$ 39.99	$ 29.44
DECEMBER 31, 2003	$ 41.05	$ 37.20



SUREWEST CONSOLIDATED REVENUES
$MILLIONS
$200
$150
$100
$50
$0
$140.8
$143.2
$163.5
$186.0
$195.3
1999
2000
2001
2002
2003



SUBSCRIBER GROWTH
SUBSCRIBERS
50,000
40,000
30,000
20,000
10,000
0
1,300
1,000
22,600
6,400
19,800
29,300
11,300
31,600
33,000
15,700
40,500
39,700
13,300
19,800
46,700
42,900
25,500
1999
2000
2001
2002
2003
DSL
WIRELESS
LONG DISTANCE
BROADBAND

Subscribers to SureWest's non-regulated services nearly equaled SureWest Telephone's access line counts at the end of December 2003.



EXTERNAL RELATIONS



HUMAN RESOURCES & ADMINISTRATIVE SERVICES













TEAM



PURCHASING/DISTRIBUTION SERVICES













FLEET SERVICES









SITE OPERATIONS











CORPORATE FINANCE

INFORMATION TECHNOLOGY SOLUTIONS


PEERS

EXTERNAL RELATIONS

With nearly 90 years in Northern California, SureWest and its family of companies represent an integrated network of highly reliable advanced communications products and services. SureWest provides digital TV, fiber optics, PCS wireless, DSL, high-speed Internet access, data transport, local and long distance telephone service, and directories with the highest standards of customer care. For more information, visit the SureWest website at www.surewest.com.

Meet the people behind our products.

OUR TEAM

{2003} LAYERING LEVERAGING = CUSTOMERS

FAMILY



EXECUTIVE



CORPORATE MARKETING



CORPORATE FINANCE





DIRECTORIES



SERVICE QUALITY

CUSTOMER CARE SERVICES



RESIDENTIAL SERVICES



COLLEAGUE








SITE OPERATIONS

PRODUCT MANAGEMENT










LONG DISTANCE

SALES & CUSTOMER OPERATIONS



UNITY













RESIDENTIAL SERVICES

FACILITY ASSIGNMENT AND REPAIR SERVICES



CUSTOMER EQUIPMENT SERVICES


LOYALTY





CUSTOMER EQUIPMENT SERVICES





PERSONALITY






COLLECTIONS











OPERATOR SERVICES






WIRELESS


WINNERS

BROADBAND



SPLICING

CONSTRUCTION





OUTSIDE PLANT ENGINEERING





WAREHOUSE

DIVERSITY



WIRELESS



OPERATOR SERVICES



STRATEGIC TECHNOLOGIES & NETWORK OPERATIONS


CHARACTER



STRATEGIC TECHNOLOGIES & NETWORK OPERATIONS


STRENGTH

SPLICING




TOGETHER
BROADBAND






BROADBAND



















TRUST






BROADBAND


ONE



PETER DROZDOFF



DARLA YETTER



SCOTT BARBER



PHILIP GERMOND

MANAGEMENT TEAM

Day to day management decisions are handled deftly by the Officers of the Company. These are "roll your sleeves up," "in the trenches" leaders. Their knowledge and expertise target growth of the individual business units within the Company, while elevating SureWest's market position within the regional telecommunications industry.



BARBARA NUSSBAUM



FRED ARCURI



MARTIN McCUE



BILL DeMUTH



LAUREL DISMUKES



JAY KINDER



ROBERT BURGER

YEAR AT A GLANCE

January 29	Enlists TVN for broadband video-on-demand service
February 13	SureWest presents at the Legg Mason Telecommunications Conference
March 5	SureWest presents at Credit Suisse First Boston Telecommunications Conference
March 10	SureWest reports 4th Quarter and Full Year 2002 results
March 13	SureWest places $60 million of ten-year notes at 4.74 percent
March 19	SureWest hosts 7th annual session for regional securities brokers
March 25	SureWest Telephone introduces "Advantages" residential bundled service
April 19	SureWest presents at Suntrust Robinson Humphrey Conference
May 1	SureWest reports 1st Quarter 2003 results
June 11	SureWest Broadband introduces wired/wireless home PC networking service
June 13	SureWest pays quarterly dividend of $0.25
July 9	SureWest noted for most fiber-to-the-home customers
July 10	Guy Gibson joins SureWest Board of Directors
July 26	Most endearing director, Chairman Thomas E. Doyle, passes away
July 30	Kirk Doyle named SureWest Board Chairman
August 5	SureWest reports 2nd Quarter 2003 results
August 14	SureWest Broadband receives triple-play approval in Elk Grove
September 15	SureWest pays quarterly dividend of $0.25
September 18	Fred Arcuri presents at UBS Securities "Race to the Triple Play" Summit in New York
September 22	SureWest reaches 20% residential DSL milestone
September 23	SureWest presents at Sidoti & Co. Institutional Investor Conference
September 26	Roseville Telephone Company renamed SureWest Telephone
October 21	SureWest reaches 10,000 Broadband Triple Play subscribers
November 4	SureWest reports 3rd Quarter 2003 results
November 28	SureWest Wireless opens Sunrise Mall store
December 15	SureWest pays quarterly dividend of $0.25



SELECTED FINANCIAL DATA

(Amounts in thousands, except per share amounts)

	2003	2002	2001	2000	1999
Total operating revenues (1)	$ 195,337	$ 185,955	$ 163,485	$ 143,194	$ 140,801
Gain on sale of investment in cellular partnership (2)	$ –	$ –	$ –	$ 201,294	$ –
Net income	$ 645	$ 11,249	$ 10,317	$ 125,793	$ 31,750
Basic earnings per share (3)	$ 0.04	$ 0.76	$ 0.67	$ 8.06	$ 2.01
Diluted earnings per share (3)	$ 0.04	$ 0.76	$ 0.67	$ 8.05	$ 2.01
Extraordinary loss, net of tax (4)	$ –	$ –	$ –	$ (10,932)	$ –
Cumulative effect of change in accounting principle, net of tax (5)	$ –	$ –	$ –	$ (3,273)	$ –
Extraordinary loss, net of tax, per share (basic and diluted)	$ –	$ –	$ –	$ (0.70)	$ –
Cumulative effect of change in accounting principle, net of tax, per share, (basic and diluted)	$ –	$ –	$ –	$ (0.21)	$ –
Pro forma amounts assuming the accounting change is applied retroactively:					
Income before extraordinary loss and cumulative effect of change in accounting principle	$ 645	$ 11,249	$ 10,317	$ 139,998	$ 31,926
Net income	$ 645	$ 11,249	$ 10,317	$ 129,066	$ 31,926
Basic per share amounts:					
Income before extraordinary loss and cumulative effect of change in accounting principle	$ 0.04	$ 0.76	$ 0.67	$ 8.97	$ 2.02
Net income	$ 0.04	$ 0.76	$ 0.67	$ 8.27	$ 2.02
Diluted per share amounts:					
Income before extraordinary loss and cumulative effect of change in accounting principle	$ 0.04	$ 0.76	$ 0.67	$ 8.96	$ 2.02
Net income	$ 0.04	$ 0.76	$ 0.67	$ 8.26	$ 2.02
Cash dividends per share (6)	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Property, plant and equipment, at cost	$ 646,740	$ 576,579	$ 524,505	$ 469,389	$ 383,896
Total assets	$ 435,209	$ 396,516	$ 412,343	$ 528,942	$ 333,187
Long-term obligations	$ 93,135	$ 52,252	$ 42,142	$ 44,285	$ 46,428
Shares of common stock used to calculate:					
Basic earnings per share (3)	14,522	14,728	15,326	15,610	15,815
Diluted earnings per share (3)	14,539	14,795	15,387	15,630	15,822

(1) The Company's 2000 and 1999 consolidated operating revenues have been adjusted to eliminate certain intercompany balances that were not previously eliminated. However, such adjustments had no effect on the Company's consolidated net income for such years.

(2) On November 3, 2000, two of the Company's subsidiaries sold their collective 24% cellular partnership interest in Sacramento-Valley Limited Partnership to Verizon Wireless for approximately $236,150, resulting in a pre-tax gain of $201,294.

(3) Shares used in the computation of basic earnings per share are based on the weighted average number of common shares outstanding, excluding unvested restricted common shares. Shares used in the computation of diluted earnings per share are based on the weighted average number of common and other potentially dilutive securities outstanding in each period.

(4) In December 2000, the Company recognized an extraordinary loss due to the discontinuation of accounting under SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." The Company recorded an extraordinary non-cash charge of $10,932, which is net of related tax benefits of $7,631.

(5) The Company changed its method of accounting, retroactive to January 1, 2000, for up-front fees associated with telecommunications service activation in accordance with Staff Accounting Bulletin ("SAB") No. 101. The cumulative effect of the change in prior years resulted in a charge to 2000 net income of $3,273 (net of income taxes of $2,250).

(6) Cash dividends per share are based on the actual dividends per share, as declared by the Company's Board of Directors.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Amounts in thousands, except selected operating metrics and per share amounts)

Certain information included in the Company's annual report, including that which relates to the impact on future revenue sources and potential sharing obligations of pending and future regulatory orders, continued expansion of the telecommunications network and expected changes in the sources of the Company's revenue and its cost structure resulting from its entrance into new communications markets, are forward looking statements and are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. Such forward looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ from those projected in such forward looking statements.

Important factors that could cause actual results to differ from those set forth in the forward looking statements include, but are not limited to: advances in telecommunications technology, changes in the telecommunications regulatory environment, changes in the financial stability of other telecommunications providers who are customers of the Company, changes in competition in markets in which the Company operates, adverse circumstances affecting the economy in California in general, and in the Sacramento, California Metropolitan area in particular, the availability of future financing, changes in the demand for services and products, new product and service development and introductions, pending and future litigation, internal control weaknesses and unanticipated changes in the growth of the Company's emerging businesses, including the wireless, Internet, digital video and Competitive Local Exchange Carrier operating entities.

CORPORATE STRUCTURE

SureWest Communications (the "Company") is a holding company with wholly-owned subsidiaries operating in the Telecommunications ("Telecom"), Broadband and Wireless segments. Prior to 2003, the Company reported its operating results in two segments – Telecom and Wireless. Beginning in 2003, the Company began reporting its operations in segments as previously defined. The Company's 2002 and 2001 business segment information has been restated to conform to the Company's organizational structure change in 2003.

The Telecom segment includes SureWest Telephone (formerly known as Roseville Telephone Company), SureWest Directories and SureWest Long Distance (formerly known as Roseville Long Distance Company), which provide landline telecommunications services, directory advertising, Digital Subscriber Line ("DSL") service, long distance services and certain non-regulated services. SureWest Telephone, which is the principal operating subsidiary of the Telecom segment, provides local and toll telephone services, network access services, billing and collection services, and certain non-regulated services. SureWest Directories publishes and distributes SureWest Telephone's directory, including the sale of yellow pages advertising. SureWest Directories is also engaged in the business of producing, publishing and distributing directories in other Northern California communities outside of SureWest Telephone's service area. SureWest Long Distance is a reseller of long distance services.

The Broadband segment provides various services including: high-speed and dial-up Internet, digital video, local and network access, toll telephone and managed services in the greater Sacramento area, principally to customers residing outside of SureWest Telephone's service area. The Company offers high-speed Internet, digital video and local and long distance phone service as a bundled package referred to as Triple Play. The Broadband segment includes the Company's subsidiaries SureWest Broadband and SureWest Broadband/Residential Services. On July 12, 2002, the Company purchased substantially all of the assets of Western Integrated Networks, LLC, and certain affiliates to commence the SureWest Broadband/Residential Services business. For further discussion of the acquisition of the assets see "Segment Results of Operations-Broadband" below. SureWest Broadband is comprised, in part, of a division of SureWest Telephone operating as a Competitive Local Exchange Carrier. In December 2003, SureWest Broadband/Residential Services began offering digital video services to customers inside SureWest Telephone's service area.

The Wireless segment consists of the Company's subsidiary SureWest Wireless, which provides wireless personal communication services. SureWest Wireless derives its revenue from the provision of wireless voice services, sales of handsets and related accessories, long distance, handset insurance, roaming service and custom calling features. Wireless services are provided on a month-to-month basis and are generally billed in advance for non-contract subscribers and in arrears for contract subscribers.

The Company's shareholders have previously approved a proposal to change the Company's state of incorporation from California to Delaware. In addition, the shareholders approved an increase of the Company's authorized common stock from 100 million shares to 200 million shares with a par value of $0.01 and also authorized 10 million shares of preferred stock with a par value of $0.01. The date on which the Company will reincorporate is at the discretion of the Company's Board of Directors.

Effective October 27, 2003, the Company changed the names of the remaining subsidiaries that did not bear the SureWest name. The name change effected Roseville Telephone Company, now SureWest Telephone, and Roseville Long Distance Company, now SureWest Long Distance.

The Company expects that the sources of its revenues and its cost structure may be different in future periods, both as a result of its entry into new communications markets and competitive forces in each of the markets in which the Company has operations.

REVENUE RECOGNITION

The Company recognizes revenue when (i) persuasive evidence of an arrangement between the Company and the customer exists, (ii) delivery of the product to the customer has occurred or service has been provided to the customer, (iii) the price to the customer is fixed or determinable and (iv) collectibility of the sales price is reasonably assured. Revenues based on a flat fee, derived principally from local telephone, dedicated network access, data communications, Internet access service, residential/business broadband service and non-contract wireless services, are billed in advance and recognized in subsequent periods when the services are provided. Contract wireless services are billed in arrears. Revenues based on usage, derived primarily from network access, roaming and long distance services, are recognized monthly as services are provided. Incremental direct costs of telecommunications service activation are charged to expense in the period in which they are incurred.

Directory advertising revenues and costs related to publishing and distributing directories are recognized using the "circulation period" method, under which revenues and related costs are recognized ratably over the expected useful life of the directory, generally one year from the date of publication. For all other operations, revenue is recognized when products are delivered or services are rendered to customers.

Effective July 1, 2003, the Company began applying the Financial Accounting Standards Board's ("FASB") Emerging Issues Task Force ("EITF") Issue No. 00-21 to all wireless handset sales below cost, which approximates fair value in the absence of an activation "subsidy," when it receives an up-front fee of any kind (e.g., a service activation fee). The application of EITF Issue No. 00-21 resulted in the immediate recognition of all or a portion of such up-front fees as equipment sales revenue. Additionally, when the Company activates wireless service for a customer, but does not concurrently provide the customer with a handset, any up-front fees received continue to be deferred and amortized over the expected term of the customer relationship. The Company provides a general right of return within the first 30 days of service for a 100% refund of the handset cost. The estimated equipment return allowance associated with this right of return is estimated based on historical experience. The adoption of EITF Issue No. 00-21 did not have a material impact on the Company's 2003 consolidated financial statements.

TREASURY INVESTIGATION AND INTERNAL CONTROL MATTERS

In January 2004, the Audit Committee of the Board of Directors launched a formal investigation and retained independent legal counsel to conduct the investigation with the assistance of forensic accountants. The investigation resulted from a preliminary investigation by Company management, triggered by the abrupt resignation in December 2003 of an employee in the Company's Corporate Finance Department. The investigation indicated irregularities by the former employee in the Company's cash management and investment functions, and violations of the Company's investment policies. At the time of the commencement of the special investigation, approximately $2,000 of Company funds were outstanding without proper documentation, and such funds remain outstanding, and have been reflected as a non-operating loss in the Company's 2003 consolidated financial statements.

The independent legal counsel, with the assistance of the forensic accountants, undertook an extensive process to (i) investigate the facts and circumstances giving rise to the misappropriation of Company funds, (ii) determine whether there were any similar or related transactions, and any Company employees involved in the previously-identified transactions other than those known to the Company at the commencement of the investigation, (iii) determine the underlying mechanics in the origination of the transactions and the circumstances under which detection failed to occur and (iv) evaluate internal controls relating to the affected portion of the Company's business.

The Audit Committee of the Board of Directors has been advised by independent legal counsel that:

- All of the unauthorized transactions occurred in 2003 and remained undetected until December 2003;
- The unauthorized transactions were actively concealed by the Company's former employee in the Company's books and records; and
- Independent legal counsel did not uncover any other similar transactions nor any evidence that any other Company employees intentionally participated in the unauthorized transactions.

The independent legal counsel further reported to the Audit Committee, (i) its view that existing Company control procedures prior to the discovery of the unauthorized transactions were either circumvented or ignored, and the control procedures existing at the time of the unauthorized transactions were not adequate and (ii) the Company, subsequent to the discovery of the unauthorized transactions, had developed and implemented a number of key internal controls. In addition, the independent legal counsel provided additional control recommendations to the Audit Committee for review and consideration.

In connection with the audit of the Company's consolidated financial statements for the year ended December 31, 2003, Ernst & Young LLP, the Company's independent auditors, advised the Company that it had concluded that material weaknesses in the Company's internal control existed, including with respect to certain of the issues identified as a result of the Audit Committee's special investigation. The Company has performed substantial additional procedures designed to ensure that the internal control deficiencies did not lead to material misstatements in its consolidated financial statements, notwithstanding the presence of the noted internal control weaknesses.

Both before and after December 31, 2003, the Company instituted additional processes and procedures to improve internal control. Subsequent to the discovery of the unauthorized wire transactions in 2003, the Company implemented a number of internal controls with respect to banking and investment activities.

The Audit Committee has made a number of additional recommendations to the Company's Board of Directors for further review and consideration, which the Company believes will be formally acted upon beginning early in the second quarter of 2004, and thereafter. Such initiatives relate to:

- An assessment to be conducted with respect to the Company's Corporate Finance Department, which encompasses the Company's accounting and finance personnel, including specifically relating to the number of personnel, and the collective mix and technical skills of such personnel, and the addition of new personnel if necessary;
- An internal audit process, with tasks to be performed either by Company personnel or a third party, with reporting duties to the Chairman of the Company's Audit Committee;
- A more significant effort devoted to internal controls training for all affected personnel, and an increased emphasis on the completion of internal controls documentation, including as required by Section 404 of the Sarbanes-Oxley Act of 2002 (including the possible retention of a third-party to assist in performing internal control reviews of all of the Company's accounting systems, and to assist in expediting the completion of the internal controls documentation); and
- The preparation and implementation of a formal accounting policies and procedures manual or electronic database to serve as a reference tool for Company personnel and to establish uniformity and consistency throughout the Company.

The Company has previously taken actions that it believes have improved internal controls, including:

- The establishment of a Disclosure Committee comprised of Management personnel and senior representatives of the Company's Corporate Finance Department, which undertakes reviews prior to significant filings with the Securities and Exchange Commission;
- The modification of written ethics and compliance materials provided to Company employees, and the formal adoption of a Code of Ethics and Business Conduct, and the related establishment of confidential procedures which permit Company employees to communicate anonymously in the event of suspected violations of laws or Company standards (together with upcoming mandatory classes in 2004 for all Company employees to review the Code of Ethics and Business Conduct); and

- The implementation in 2003 of new enterprise resource planning and accounting software, which likely assisted in identifying certain of the accounting deficiencies noted above relating to property, plant and equipment. (The Company in 2004 also anticipates improving modules in its new software and undertaking revised physical verification and other procedures to improve its accounting for property, plant and equipment).

The Company has filed an insurance claim to recover the missing funds and has filed a civil lawsuit seeking to recover $2,000 and other costs from five individuals and a private company allegedly associated with the fraudulent scheme to illegally transfer the Company's funds to outside accounts. The Company will recognize a recovery of funds in future periods to the extent of its insurance and litigation recoveries.

The Company has engaged in informal discussion with the Securities and Exchange Commission, which has been in possession of certain background information, regarding the facts and circumstances of the unauthorized funds transfers. The Company has provided supplemental information to the Securities and Exchange Commission regarding the results of the investigation, including with respect to the report by independent legal counsel to the Audit Committee, and anticipates it will be providing additional information in response to further requests.

RESULTS OF OPERATIONS

CONSOLIDATED OVERVIEW

The tables below reflect certain financial data (on a consolidated and segment basis) and selected operating metrics for each reportable segment as of and for the years ended December 31, 2003, 2002 and 2001. Both the financial data and the selected operating metrics demonstrate the increasing importance of the Company's Broadband and Wireless segments.

FINANCIAL DATA

				Percent Change	
	2003	2002	2001	'03 vs. '02	'02 vs. '01
OPERATING REVENUES (1)					
Telecom	$ 138,924	$ 149,679	$ 142,780	(7)%	5%
Broadband	29,267	13,051	4,649	124	181
Wireless	27,146	23,225	16,056	17	45
Total operating revenues	195,337	185,955	163,485	5	14
OPERATING INCOME (LOSS)					
Telecom	47,598	51,839	45,685	(8)	13
Broadband	(16,312)	(11,180)	(4,005)	46	179
Wireless	(23,539)	(24,969)	(28,917)	(6)	(14)
Total operating income	7,747	15,690	12,763	(51)	23
NET INCOME (LOSS)					
Telecom	26,565	33,634	30,724	(21)	9
Broadband	(10,983)	(6,715)	(2,283)	64	194
Wireless	(14,937)	(15,670)	(18,124)	(5)	(14)
Total net income	$ 645	$ 11,249	$ 10,317	(94)%	9%

(1) External customers only

SELECTED OPERATING METRICS

	2003	2002	2001	Percent Change '03 vs. '02	Percent Change '02 vs. '01
TELECOM					
ILEC access lines	136,365	137,240	134,877	(1)%	2%
Long distance lines	42,911	39,654	32,958	8	20
BROADBAND					
DSL subscribers (1)	19,805	15,648	11,307	27	38
Triple Play subscribers (2)	11,084	5,646	N/A	96	N/A
Revenue-Generating Units (3)	25,469	13,271	N/A	92	N/A
WIRELESS					
Subscribers	46,724	40,454	31,649	15%	28%

(1) DSL subscribers are customers who receive data services within SureWest Telephone's service area.

(2) Triple Play subscribers are customers who receive digital video, voice and/or data services from the SureWest Broadband/Residential Services.

(3) The Broadband segment can deliver multiple services to a customer. Accordingly, the Company maintains statistical data regarding the latest number of various revenue generating units for digital video, voice and data, in addition to the number of customers. For example, a single customer who purchases digital video, voice and data services would be reflected as three Revenue-Generating Units.

Broadband operating revenues increased $16,216 and $8,402 in 2003 and 2002, respectively, as compared to each prior year period. During 2003 and 2002, the Broadband segment experienced substantial increases in the number of DSL subscribers and ISP and Custom Data subscribers. More significantly, this segment had 11,084 Triple Play subscribers and 25,469 Revenue-Generating Units at December 31, 2003 within the Company's SureWest Broadband/Residential Services business, which commenced in July 2002 as a result of the acquisition of assets from Western Integrated Networks, LLC and affiliated companies. While continuing to produce significant revenue increases, the expansion of the broadband business has and will continue to require significant capital and expense commitments. Accordingly, the Broadband segment incurred larger year-over-year operating and net losses in the years 2003 and 2002.

The Wireless segment also reported increases in operating revenues of $3,921 and $7,169 in 2003 and 2002, respectively, as compared to each prior year period. The number of wireless subscribers increased to 46,724 at December 31, 2003, representing a 15% increase for the year 2003. SureWest Wireless established its market share in the Sacramento market in large part by promoting an unlimited flat rate regional calling plan. Wireless customer acquisition has historically been most active during the December holiday season, and the Company has always been active in sales and marketing at this time. During 2003, SureWest Wireless initiated a number of new service options for customers, including new regional plans and in 2004 will launch a family plan and new vertical services such as wireless data capabilities. Evolution of the marketplace has caused SureWest Wireless to open four retail stores in its service area. It is also seeking to expand its service penetration among major accounts in 2004. SureWest Wireless will seek to reduce customer churn and to increase the amount of revenue it derives from each customer in 2004.

While the Company continues to experience growth from the Broadband and Wireless segments, the Company's Telecom segment operations are facing the competitive and regulatory challenges now faced by incumbent local exchange carriers ("ILEC's") both nationally and in California. For the first time in recent history, SureWest Telephone had a decline in access lines, primarily due to increased competition from wireless services. Telecom's operating revenues decreased $10,755 in 2003 as compared to 2002, and were also below 2001 reported revenues. Operating and net income also declined $4,241 and $7,069, respectively, in 2003 as compared to 2002.

While the Telecom operating revenues continue to generate a majority of the Company's revenues and yield significant cash flows and net income, the Company believes that the Telecom segments results in recent years support the Company's decision to enter and commit resources to newer businesses, particularly in the Broadband segment.

The Company's operating expenses increased due to an increase in cost of services and products expense associated with a larger number of subscribers and services, including a full year of expense in 2003 from SureWest Broadband/Residential Services, as described above. General and administrative expenses increased as a result of (i) an increase in employee headcount necessary to provide the Company's services, including a full year of expense in 2003 from SureWest Broadband/Residential Services business, (ii) an increase in medical insurance costs, resulting from an increase in the number of employees and higher per employee cost and (iii) an increase in corporate insurance costs. Depreciation and amortization expense increased $7,344 in 2003 and $5,285 in 2002. A substantial portion of this increase results from additions to property, plant and equipment, primarily within the Broadband and Wireless segments. The increase in depreciation expense was offset in part by a change in accounting estimate during the fourth quarter of 2002, which increased from five to ten years the estimated useful lives related primarily to wireless switching and voice mail equipment. This change in accounting estimate resulted in decreased depreciation expense of $930 and $206 in 2003 and 2002, respectively.

Adjustments and Eliminations

During the Company's financial statement closing process for the year ended December 31, 2003, certain matters were identified related to prior financial reporting periods that necessitated the recording of adjustments to the Company's consolidated financial statements. Such adjustments pertained principally to property, plant and equipment, and management believes that weaknesses in the Company's internal controls caused the errors that resulted in these adjustments. The Company does not believe any of the aforementioned amounts are material, individually or in the aggregate, to the respective prior annual periods based on both quantitative and qualitative factors, including the trend of operating results, nor does it believe the prospective correction of such amounts during the quarter ended December 31, 2003 is material to the Company's 2003 consolidated results of operations based on both quantitative and qualitative factors, including the trend of operating results. (The prospective correction of the aforementioned amounts relating to prior periods reduced the Company's 2003 consolidated net income by $1,603, or $0.11 per basic and diluted share, and would have reduced the Company's 2002 and 2001 consolidated net income by $796, or $0.05 per basic and diluted share, and $217, or $0.01 per basic and diluted share, respectively, had such errors been corrected in the periods in which they originated.)

The Company's 2002 and 2001 consolidated financial statements have been adjusted to eliminate certain intercompany balances that were not previously eliminated. These adjustments pertained to (i) the Company's December 31, 2002 intercompany accounts receivable and accounts payable balances aggregating $1,381 and (ii) certain of the Company's 2002 and 2001 intercompany revenue and operating expense balances aggregating $2,955 and $3,480, respectively. However, such adjustments had no effect on the Company's consolidated working capital and shareholders' equity balances as of December 31, 2002, or consolidated income from operations or net income for the years ended December 31, 2002 and 2001.

2003 VERSUS 2002
SEGMENT RESULTS OF OPERATIONS

TELECOM

	2003	2002	$Change	%Change
Local service	$ 63,363	$ 66,283	$ (2,920)	(4)%
Network access service	51,286	58,426	(7,140)	(12)
Directory advertising	15,087	14,824	263	2
Long distance service	5,098	5,368	(270)	(5)
Other	4,090	4,778	(688)	(14)
Total operating revenues from external customers	138,924	149,679	(10,755)	(7)
Intersegment revenues	23,576	16,826	6,750	40
Operating expenses	83,645	86,417	(2,772)	(3)
Depreciation and amortization	31,257	28,249	3,008	11
Operating income	47,598	51,839	(4,241)	(8)
Net income	$ 26,565	$ 33,634	$ (7,069)	(21)%

Operating Revenues

Operating revenues from external customers in the Telecom segment decreased $10,755 compared to 2002. Revenues from services subject to regulation, which include local and network access services, decreased $10,060 compared to 2002. The decrease in operating revenues was primarily due to the combined effects of (i) decreased zone and toll calls resulting from increased competition from wireless service, (ii) a $1,535 increase in SureWest Telephone's provision for its estimated intrastate shareable earnings obligations compared to the same period in 2002 and (iii) a change in accounting estimate during 2002 for a portion of SureWest Telephone's interstate and intrastate shareable earnings obligations related to the 1999 through 2001 monitoring periods, resulting in an increase to the Telecom segment's revenues of $6,207 and net income of $3,724, respectively (for a more detailed discussion refer to the Regulatory Matters section).

These decreases to operating revenues during 2003 were partially offset by continued growth and demand for dedicated access, the introduction of Ethernet Service in mid-2002 and an increase in SureWest Telephone's billing surcharge. The decrease in operating revenues in the Telecom segment was also offset, in part, by a Final Settlement

Agreement (the "Settlement Agreement") SureWest Telephone entered into during 2003. As discussed in greater detail in the Regulatory Matters section, the Settlement Agreement provided for a $1,950 refund from another telecommunications company for a payment made by the SureWest Telephone in 2001 related to interstate shareable earnings obligations.

SureWest Telephone's operating revenues were also affected by the commencement of a wholesaling arrangement in the fourth quarter of 2002 for its DSL service. This wholesaling arrangement resulted in a decrease to network access revenues of $5,142 for the year ended December 31, 2003 compared to 2002.

The Company adopted SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," effective January 1, 2000, which requires non-recurring revenues associated with service and activation charges to be deferred. The cumulative effect of this change in accounting principle on the Company was a decrease of $3,273, net of tax, ($0.21 per share) in 2000. For the years ended December 31, 2003 and 2002, the Telecom segment recognized $413 and $926, respectively, of revenues that were in the cumulative effect adjustment as of January 1, 2000. The effect of those revenues was to increase income by $244 (net of income taxes of $169) and $555 (net of income taxes of $371) for the years ended December 31, 2003 and 2002, respectively.

Operating Expenses

Operating expenses for the Telecom segment decreased $2,772 compared to 2002. Cost of services and products decreased $1,170, or 2%, during 2003 due primarily to an increase in allocation of resources provided to other affiliates.

Customer operations and selling expense decreased $1,925, or 10%, during 2003 due primarily to (i) internal efficiencies resulting from integrated customer support systems and productivity gains and (ii) a decrease in brand advertising expenses.

General and administrative expense increased $323, or 2%, due primarily to (i) a $375 one-time settlement reached in connection with the litigation arising from the agreement for the sale of alarm monitoring assets during 2002, (ii) an increase in medical and liability insurance costs and (iii) an increase in costs related to compliance with the requirements imposed by The Sarbanes-Oxley Act and related regulations. This increase was offset in part by bad debt expense recognized during 2002 associated with access charge billings to an interexchange carrier that filed for bankruptcy protection as described in more detail below.

Depreciation and amortization expenses increased $3,008 during 2003 due primarily to additions to central office assets, cable and wire facilities and internal-use software.

Certain of the Company's customers filed for bankruptcy protection in 2002, the most notable of which was WorldCom, Inc. ("WorldCom"), which, together with its affiliates, filed for bankruptcy protection on July 21, 2002. As a result of the bankruptcy filing, the Company recognized bad debt expense of approximately $1,343 in 2002 relating to amounts owed from WorldCom to the Company for services prior to the bankruptcy filing. With respect to post-petition obligations, WorldCom had proposed, pursuant to a provision of the Bankruptcy Code, and the Bankruptcy Court has agreed, that utilities (including ILEC's) are entitled to "adequate assurances" that WorldCom will satisfy its obligations for post-petition services. The Bankruptcy Court provided, with respect to any post-petition services provided after August 14, 2002, that all utilities will have a junior superiority administrative claim senior to other administrative claims and junior only to the claims of WorldCom's post-petition lenders. If WorldCom fails to pay for post-petition services, a utility can either take appropriate action under any applicable tariff or regulation, or seek, on an expedited basis, an order from the Bankruptcy Court requiring immediate payment or other relief. As of December 31, 2003, obligations owed by WorldCom to the Company for post-petition services have been paid on a timely basis.

Regulatory Matters

Revenues from services subject to regulation constituted approximately 59% of the Company's total operating revenues in 2003. Such revenues, which include local and network access services, are derived from various sources, including:

- business and residential subscribers, for basic exchange services
- surcharges, mandated by the California Public Utilities Commission ("CPUC")
- long distance carriers, for network access service
- competitive access providers and subscribers, for network access services
- interstate pool settlements, from the National Exchange Carrier Association ("NECA")
- support payments from the Universal Service Fund
- support payments from the California High Cost Fund ("CHCF"), recovering costs of services including extended area service.

Revenues from certain telephone services are affected by rates authorized by various regulatory agencies. Intrastate service rates are subject to regulation by the CPUC. With respect to toll calls initiated by interexchange carriers' customers, the interexchange carriers are assessed access charges based on tariffs filed by SureWest Telephone. Interstate access rates and resulting earnings are subject to regulation by the Federal Communications Commission ("FCC"). With respect to interstate services, SureWest Telephone has filed its own tariff with the FCC for all elements of access services except carrier common line charges, for which SureWest Telephone concurs with tariffs filed by NECA.

The FCC monitors SureWest Telephone's interstate earnings through the use of annual cost separation studies prepared by SureWest Telephone, which utilize estimated cost information and projected demand usage. The FCC establishes rules that carriers must follow in the preparation of the annual studies. Additionally, under current FCC rules governing rate making, SureWest Telephone is required to establish interstate rates based on projected demand usage for its various services and determine the actual earnings from these rates once actual volumes and costs are known.

In January 2001, the FCC issued a Memorandum Opinion and Order to another telephone company in which it clarified how Internet traffic, which the FCC had prior to that date characterized as largely interstate in nature, should be treated. During 2000 and 2001, Internet traffic and DSL service grew substantially, far exceeding SureWest Telephone's estimates, which resulted in actual earnings exceeding the levels allowed by the FCC. Based on preliminary cost studies, SureWest Telephone recognized liabilities relating to its estimated interstate shareable earnings obligations of $343, $650 and $3,231 for the years ended December 31, 2003, 2002 and 2001, respectively, through reductions of revenues. During the year ended December 31, 2001, SureWest Telephone made payments to certain telecommunications companies aggregating $6,800 related to interstate shareable earnings obligations for the monitoring period 1999-2000. No similar payments were made in 2003 or 2002. On June 26, 2003, SureWest Telephone entered into a Settlement Agreement to recover $1,950 of the amount paid to a telecommunications company in 2001. The funds were received pursuant to the Settlement Agreement on July 8, 2003. SureWest Telephone is currently seeking a similar refund from another telecommunications company. However, the recoverability of the remaining funds cannot presently be determined, as the telecommunications company from which SureWest Telephone is seeking a refund has filed for bankruptcy protection.

In May 2002, the D.C. Circuit Court of Appeals (the "Court") issued its decision in a case involving ACS of Anchorage. The Court determined that a tariff filed properly under Section 204 "streamlined" procedures and allowed to go into effect without suspension is deemed lawful, and the carrier is not subsequently obligated to pay refunds for earnings higher than the permitted rate of return as prescribed by the FCC for that monitoring period. Subsequent to the Court's decision, certain telecommunication companies filed a petition for rehearing. In August 2002, the petitions for rehearing were denied by the Court, and later that month the Court's order became effective. For the monitoring periods 1999 through 2001, SureWest Telephone filed tariffs pursuant to the streamlined procedures and such tariffs were not suspended or investigated. Consequently, during the third quarter of 2002, SureWest Telephone changed its estimate for a portion of its interstate shareable earnings obligations related to those monitoring periods. For the year ended December 31, 2002 this change in accounting estimate increased the Company's revenues by $5,092 and net income by $3,065 ($0.21 per share).

Prior to January 1, 2002, SureWest Telephone billed SBC various charges for certain local service and network access service revenues in accordance with certain agreements as described below. In 1999, SBC expressed interest in withdrawing from the designated carrier plan ("DCP") for SureWest Telephone's toll traffic. The DCP was a compensation arrangement between SureWest Telephone and SBC for certain intrastate toll services. SureWest Telephone and SBC agreed to allow the DCP arrangement to expire in December 2001. The termination of the DCP did not have a material impact on the Company's consolidated financial position as of December 31, 2003 and 2002 or results of operations for the years then ended.

In 1999, SBC also expressed interest in entering into a new, permanent compensation arrangement for extended area service ("EAS"). At that time, SBC had been paying SureWest Telephone approximately $11,500 per year for EAS pursuant to a Settlement Transition Agreement. In November 2000, the CPUC authorized SBC to terminate its annual EAS payments to SureWest Telephone effective November 30, 2000. The CPUC authorized replacement funding to SureWest Telephone on an interim basis using funds from the CHCF. In addition, the CPUC opened an Order Instituting Investigation ("OII") for the purpose of determining whether future recovery of all, none, or a portion of the approximate $11,500 annual payments previously received from SBC should come from SureWest Telephone's ratepayers or other regulatory recovery mechanisms. This proceeding began in 2001, evidentiary hearings were held during 2002, and briefing was completed in February 2003. In this proceeding, the Office of Ratepayer Advocates ("ORA") recommended that the CPUC discontinue SureWest Telephone's present interim EAS funding from the CHCF without replacement revenues from ratepayers. The CPUC's decision in this matter is expected during

2004. The CPUC has made no indication as to what, if any, changes will be forthcoming relating to EAS revenues. The results of these proceedings and their potential effects on SureWest Telephone cannot yet be determined.

In 1996, the CPUC issued a decision in connection with SureWest Telephone's general rate proceeding, which authorized SureWest Telephone to implement a New Regulatory Framework ("NRF") for services furnished within SureWest Telephone's service area in order to accommodate market and regulatory movement toward competition and greater pricing flexibility. Under the NRF, SureWest Telephone is subject to ongoing monitoring and reporting requirements, including a sharing mechanism whereby SureWest Telephone is required to share earnings with customers through a reduction of revenues if its earned annual rate-of-return exceeds that authorized by the CPUC.

In accordance with the requirements of its general rate case order, SureWest Telephone filed an application for review of its NRF in 1999. In connection with this proceeding, the CPUC's ORA undertook a verification audit of SureWest Telephone's non-regulated and affiliated transactions pursuant to the general rate case and other CPUC orders. In June 2001, the CPUC adopted its decision in this matter (the "Decision"). The Decision did not suspend the sharing mechanism as SureWest Telephone had requested and the CPUC ruled that SureWest Telephone must change the method used to allocate costs for services provided by SureWest Telephone to its affiliates, the treatment of certain directory revenues and the treatment of internal-use software costs. In accordance with the provisions of the Decision, the Company recorded liabilities and reduction of revenues of $3,285, $1,750 and $6,000 relating to estimated intrastate shareable earnings obligations during the years ended December 31, 2003, 2002 and 2001, respectively.

Beginning in January 2002, SureWest Telephone began paying a customer refund for intrastate shareable earnings obligations relating to the years 1998 and 1999. A portion of the customers' intrastate service charges was returned in the form of a surcredit beginning in January 2002 and ending in January 2003, totaling approximately $4,605 (of which $294 was returned during 2003).

In October 2003, the CPUC issued a resolution requiring SureWest Telephone to pay a refund for intrastate overearnings totaling approximately $483 relating to 2002. A portion of the consumer's intrastate service charges are being returned to the customers in the form of a surcredit over approximately three months which began in November 2003. During the year ended December 31, 2003, $275 was returned to customers.

As a result of periodic cost separation studies for the monitoring period 2002-2001, SureWest Telephone changed its estimates for a portion of its interstate and intrastate shareable earnings obligations and certain NECA CCL accounts receivable balances during the years ended December 31, 2003 and 2002. For the year ended December 31, 2003, these changes in accounting estimates decreased Telecom segment revenues by $29 and net income by $17, respectively. For the year ended December 31, 2002, similar changes in accounting estimates decreased Telecom segment revenues by $1,115 and net income by $671.

As of December 31, 2003, the Company's consolidated balance sheet reflected aggregate liabilities of $13,389 relating to SureWest Telephone's estimated interstate and intrastate shareable earnings obligations. The calculations supporting these liabilities are very complex and involve a variety of estimates prior to the ultimate settlement of such obligations. In addition, SureWest Telephone's interstate shareable earnings obligations lapse over time if SureWest Telephone's interexchange carrier and other customers do not claim the amounts ascribed to them. Accordingly, it is reasonably possible that management's estimates of the Company's liabilities for interstate and intrastate shareable earnings obligations could change in the near term, and the amounts involved could be material.

Significant Business Event

In January 2002, the Company sold substantially all of the assets of its alarm monitoring division, which was a component of the Telecom segment, for approximately $5,150. This sale resulted in a pre-tax gain of $4,435 during 2002. Through December 31, 2003, the Company has received cash proceeds of $4,995, of which $4,495 and $500 were received during 2002 and the fourth quarter of 2001, respectively, related to the sale of the alarm monitoring division assets. The alarm monitoring assets consisted primarily of customer contracts and equipment, which had a book value of approximately $355 as of the date of the sale. The purchaser of the assets commenced litigation against the Company relating to claims under the asset purchase agreement, generally in connection with certain contracts assigned to the purchaser. In July 2003, the Company and the purchaser settled the litigation and the parties released all claims in exchange for payment by the Company to the purchaser of $375, which was paid during 2003. Total operating revenues attributable to the Company's alarm monitoring division during 2002 were $279 (none in 2003).

BROADBAND

	2003	2002	$Change	%Change
Internet service	$ 15,984	$ 7,578	$ 8,406	111%
Residential Broadband service	9,586	3,052	6,534	214
Business Broadband service	3,697	2,421	1,276	53
Total operating revenues from external customers	29,267	13,051	16,216	124
Intersegment revenues	1,683	1,189	494	42
Operating expenses	42,754	23,448	19,306	82
Depreciation and amortization	4,508	1,972	2,536	129
Operating loss	(16,312)	(11,180)	5,132	46
Net loss	$ (10,983)	$ (6,715)	$ 4,268	64%

Operating Revenues

Operating revenues from external customers in the Broadband segment increased $16,216 compared to 2002. The increase in Broadband revenues is due in a large part to (i) a 27% increase in residential and business DSL subscriber customer base, (ii) an increase in operating revenues resulting from the commencement of a wholesale DSL service arrangement with SureWest Telephone in the fourth quarter of 2002, (iii) a 96% increase in the number of SureWest Broadband/Residential Services subscribers and (iv) the continued expansion of the Business Broadband Services, resulting in a 73% increase in ending access lines.

Operating Expenses

Total operating expenses for the Broadband segment increased $21,842 compared to 2002. Cost of services and products increased $14,293, or 136%, compared to 2002 due primarily to (i) an increase in network administration due to a 27% increase in DSL subscriber base, (ii) an increase in expenses, including programming and transport costs, from the expanded operations of SureWest Broadband/Residential Services, (iii) the commencement of a wholesale DSL service arrangement with SureWest Telephone in the fourth quarter of 2002 and (iv) increased transport costs related to Business Broadband services. These increases were partially offset by a decrease in the number of DSL modems expensed in the 2003 periods due to a leasing program implemented in the current year and a 65% decrease in the cost of the DSL modems as compared to the same period in the prior year. Customer operations expense, general and administrative expense and depreciation and amortization expense increased $2,372, $2,641 and $2,536, respectively, for the year ended December 31, 2003 compared to the same period in 2002. The increases were primarily due to the expanded operations of SureWest Broadband/Residential Services in 2003, the related significant increase in the size of the Company's workforce, increased medical and liability insurance costs and an increase in depreciation expense resulting from property, plant and equipment additions at SureWest Broadband, including DSL modems leased to customers.

Nonmonetary Transaction

During 2003, the Company entered into a 20-year nonmonetary transaction with a third party involving the exchange of certain fiber optic capacity and collocation rights. This transaction provides the Company with access and rights to certain collocation facilities and cell site locations, which were previously inaccessible due to unreasonably high entrance costs. The collocation rights provide access to additional network connections to the Company while the cell site locations strengthen the Company's existing cellular network in key areas. Because this nonmonetary transaction did not represent the culmination of an earnings process, no revenues or expenses have been, or will be, recorded by the Company pursuant to this transaction. In addition, there was no indicated loss on this exchange of productive rights.

Significant Business Event

On July 12, 2002, the Company purchased substantially all of the assets of Western Integrated Networks, LLC and certain affiliates (collectively, "WIN") in a transaction supervised by the United States Bankruptcy Court for the District of Colorado. The purchase price for the assets of WIN consisted of (i) $12,000 in cash, (ii) direct acquisition costs of $622 and (iii) the assumption of certain current liabilities aggregating $4,717 relating principally to executory contracts and capital lease obligations.

Prior to July 12, 2003, the Company obtained additional information regarding the fair values of certain assets acquired and liabilities assumed from WIN. Accordingly, the Company prospectively adjusted the preliminary purchase price allocation in connection with the preparation of its second quarter 2003 condensed consolidated financial statements. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, July 12, 2002, based on the Company's final allocation of the aforementioned purchase price:

Accounts receivable, net	$ 615
Equipment held for sale	2,573
Other current assets	931
Property, plant and equipment	12,327
Intangible asset relating to favorable operating leases	893
Total assets acquired	17,339
Current liabilities assumed under executory contracts	3,483
Liabilities assumed under capital lease obligations	1,064
Other liabilities	170
Total liabilities assumed	4,717
Net assets acquired	$ 12,622

The equipment purchased from WIN that was held for sale consisted primarily of network assets located in Dallas, Texas. The Company completed the sale of such equipment during the first quarter of 2003. The Company did not recognize a gain or loss on the sale of these assets.

WIRELESS

	2003	2002	$Change	%Change
Wireless revenues from external customers	$ 27,146	$ 23,225	$ 3,921	17%
Intersegment revenues	744	507	237	47
Operating expenses	34,724	33,796	928	3
Depreciation and amortization	16,705	14,905	1,800	12
Operating loss	(23,539)	(24,969)	(1,430)	(6)
Net loss	$ (14,937)	$ (15,670)	$ (733)	(5)%

Operating Revenues

Operating revenues from external customers in the Wireless segment increased $3,921 due primarily to (i) continued additions to the customer base, with a 15% overall increase in wireless subscribers based on subscriber counts at December 31, 2003 compared to December 31, 2002, (ii) an increase in roaming revenues, (iii) the introduction of new features and (iv) a decrease in uncollectible revenues.

Operating Expenses

Total operating expenses for the Wireless segment increased $928 compared to 2002. Cost of services and products expense increased $882, or 5%, compared to 2002 primarily due to increased interconnect usage associated with the increase in subscriber base and increased property taxes due to the addition of cell sites. This increase was partially offset by (i) a reduction in roaming expenses due to a lower roaming rate and (ii) decreased handset insurance costs due to fewer claims submitted, outsourcing of the insurance function to a third party and fewer customers selecting this feature. Customer operations and selling expense decreased $311, or 3%, compared to 2002 due primarily to decreased sales expense resulting from fewer dealer sales. This decrease was offset in part by an increase in subscriber billing costs associated with the higher average customer base. General and administrative expense increased $357, or 10%, compared to 2002 due primarily to an increase in medical and liability insurance costs.

Local Number Portability

Effective November 24, 2003, the FCC mandated that wireless carriers provide for local number portability ("LNP"). LNP allows subscribers to keep their wireless phone numbers while switching to a different service provider. Although the Company has experienced favorable porting activity, the implementation of LNP has not had a material effect on the Company's consolidated financial position or results of operations.

NON-OPERATING ITEMS

Interest Income and Expense, Net

Interest expense increased $2,371, or 126%, compared to 2002 due to the Company's issuance in March 2003 of $60,000 of unsecured Series B Senior Notes, $15,000 of the proceeds of which was used to retire certain short-term borrowings.

Other Income (Expense), Net

In December 2003, the Company discovered certain irregular bank transactions and deposits in a routine investigation following the abrupt resignation of the Company's Treasury Analyst. Immediately following the Company's initial review that uncovered these irregularities, the Company broadened its review of the investment and cash operations, and a special corporate investigation was launched by the Audit Committee and the Board of Directors, which engaged independent legal counsel and forensic accountants. The investigations revealed concealed illegal transfers in violation of the Company's investment and cash management policies. The Company has concluded that the irregularities were limited to the 2003 calendar year. The investigation suggests that as much as $25,000 may have been involved in the scheme. Nearly all of the funds have been recovered; however, as of March 26, 2004, approximately $2,000 remains outstanding and has been reflected as a non-operating loss in the Company's 2003 consolidated financial statements. In January 2004, the Federal Bureau of Investigation ("FBI") launched its own probe into the illegal funds transfer, and in February 2004, indictments were returned against three individuals, including the Company's former Treasury Analyst, on charges of mail fraud, conspiracy and money laundering. The Company has filed an insurance claim to recover the missing funds and has filed a civil lawsuit seeking to recover the misappropriated funds and other costs from five individuals and a private company allegedly associated with the fraudulent scheme to illegally transfer the Company's funds to outside accounts. The Company will recognize a recovery of the funds in future periods to the extent of its insurance and litigation recoveries.

Income Taxes

Income taxes decreased $6,404, or 86%, compared to 2002 due to a corresponding decrease in income subject to tax. The effective federal and state income tax rate was 61.3% and 39.8% for the years ended 2003 and 2002, respectively. The increase in the effective federal and state income tax rate is primarily due to an increase in state income tax expense and an increase in permanent differences.

As of December 31, 2003, the Company had net operating loss carryforwards for federal income tax purposes of approximately $19,434, which will expire in the years 2018 through 2023, if not utilized. Deferred tax assets relating to net operating loss carryforwards for federal purposes as of December 31, 2003 include approximately $463 associated with stock compensation activity for which subsequent realized tax benefits, if any, will reduce income taxes payable in the future. The Company also had net operating loss carryforwards for state income tax purposes of approximately $218, which will expire in the years 2004 through 2011, if not utilized. The Company also had research and development tax credit carryforwards of approximately $100 each for federal and state income tax purposes. The federal credit will expire in 2022 if it is not utilized. The state credits have no expiration date.

2002 VERSUS 2001
SEGMENT RESULTS OF OPERATIONS

TELECOM

	2002	2001	$Change	%Change
Local service	$ 66,283	$ 63,816	$ 2,467	4%
Network access service	58,426	49,030	9,396	19
Directory advertising	14,824	14,237	587	4
Long distance service	5,368	5,830	(462)	(8)
Other	4,778	9,867	(5,089)	(52)
Total operating revenues from external customers	149,679	142,780	6,899	5
Intersegment revenues	16,826	12,877	3,949	31
Operating expenses	86,417	82,518	3,899	5
Depreciation and amortization	28,249	27,454	795	3
Operating income	51,839	45,685	6,154	13
Net income	$ 33,634	$ 30,724	$ 2,910	9%

Operating Revenues

Operating revenues from external customers in the Telecom segment increased $6,899 compared to 2001. Revenues from services subject to regulation, which include local and network access services, increased $11,863, or 11%, compared to 2001. The increase was primarily due to the combined effects of (i) increased network access revenues due to expanded demand for DSL services and dedicated access, (ii) access line growth of 2% and (iii) a $6,831 decrease in SureWest Telephone's provision for its estimated interstate and intrastate shareable earnings obligations. These increases were offset in part by the sale of the Company's alarm monitoring division in January 2002 as described below in Significant Business Event.

The Telecom segment operating revenues were also affected by SureWest Telephone's wholesaling arrangement, commencing in the fourth quarter of 2002, for its DSL service, resulting in a decrease to network access revenues of $1,010 for the year ended December 31, 2002.

Directory advertising revenues increased $587 as compared to the same period in 2001 due to increased advertising sales.

The Company adopted SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," effective January 1, 2000, which requires non-recurring revenues associated with service and activation charges to be deferred. The cumulative effect of this change in accounting principle was $3,273, net of tax, ($0.21 per share) in 2000. For the years ended December 31, 2002 and 2001, the Company recognized $926 and $1,708, respectively, of revenues that were in the cumulative effect adjustment as of January 1, 2000. The effect of those revenues was to increase income by $555 (net of income taxes of $371) and $1,025 (net of income taxes of $683) for the years ended December 31, 2002 and 2001, respectively.

Operating Expenses

Operating expenses for the Telecom segment increased $3,899 compared to 2001. Cost of services and products increased $1,456, or 3%, during 2002 due primarily to (i) a favorable price adjustment to purchase fiber optic cable, (ii) an increase in demand for DSL and (iii) an increase in the cost of producing and printing the Roseville and Sacramento Telephone Directories. General and administrative expenses increased $1,766, or 9%, compared to 2001. This increase was due primarily to bad debt expense recognized during 2002 associated with access charge billings to an interexchange carrier that filed for bankruptcy protection. In addition, there were moderate increases to the size of the Company's workforce, legal expenses and consulting fee's related to internal-use software. These increases were partially offset by increased expenses in 2001 related to the Company's name change.

Depreciation and amortization expense increased $795 during 2002 due primarily to additions to central office assets, cable and wire facilities and internal-use software.

Certain of the Company's customers filed for bankruptcy protection in 2002, the most notable of which was WorldCom, Inc. ("WorldCom"), which, together with its affiliates, filed for bankruptcy protection on July 21, 2002. As a result of the bankruptcy filing, the Company recognized bad debt expense of approximately $1,343 in 2002 relating to amounts owed from WorldCom to the Company for services prior to the bankruptcy filing. With respect to post-petition obligations, WorldCom had proposed, pursuant to a provision of the Bankruptcy Code, and the Bankruptcy Court has agreed, that utilities (including ILEC's) are entitled to "adequate assurances" that WorldCom will satisfy its obligations for post-petition services. The Bankruptcy Court provided, with respect to any post-petition services provided after August 14, 2002, that all utilities will have a junior superiority administrative claim senior to other administrative claims and junior only to the claims of WorldCom's post-petition lenders. If WorldCom fails to pay for post-petition services, a utility can either take appropriate action under any applicable tariff or regulation, or seek, on an expedited basis, an order from the Bankruptcy Court requiring immediate payment or other relief. As of December 31, 2002, obligations owed by WorldCom to the Company for post-petition services were paid on a timely basis.

Significant Business Event

On January 25, 2002, the Company sold substantially all of the assets of its alarm monitoring division, which was a component of the Telecom segment, for approximately $5,150. This sale resulted in a pre-tax gain of $4,435 during 2002. Through December 31, 2003 the Company had received cash proceeds of $4,995, of which $500 was received during the fourth quarter of 2001, related to the sale of the alarm monitoring division assets. The alarm monitoring assets consisted primarily of customer contracts and equipment, which had a book value of approximately $355 as of the date of the sale. The purchaser of the assets commenced litigation against the Company relating to claims under the asset agreement, generally in connection with certain contracts assigned to the purchaser. On July 17, 2003, the Company and the purchaser settled the litigation and the parties released all claims in exchange for payment by the Company to the purchaser of $375, which was paid during 2003. Total operating revenues attributable to the Company's alarm monitoring division during the years ended 2002 and 2001 were $279 and $2,530, respectively.

BROADBAND

	2002	2001	$Change	%Change
Internet service	$ 7,578	$ 3,722	$ 3,856	104%
Residential Broadband service	3,052	–	3,052	–
Business Broadband service	2,421	927	1,494	161
Total operating revenues from external customers	13,051	4,649	8,402	181
Intersegment revenues	1,189	77	1,112	1,444
Operating expenses	23,448	8,178	15,270	187
Depreciation and amortization	1,972	553	1,419	257
Operating loss	(11,180)	(4,005)	7,175	179
Net loss	$ (6,715)	$ (2,283)	$ 4,432	194%

Operating Revenues

Operating revenues from external customers in the Broadband segment increased $8,402 compared to 2001. The increase in Broadband revenues is due in large part to (i) continued additions to the residential and business DSL subscriber customer base, with a 38% increase in Broadband subscribers based on subscriber counts at December 31, 2002 compared to December 31, 2001, (ii) continued expansion of the Business Broadband services and (iii) increased revenues associated with the purchase of the Custom Data Services assets during the third quarter of 2001 and SureWest Broadband/Residential Services assets during the third quarter of 2002. In addition, there was an increase in operating revenues resulting from the commencement of a wholesale DSL service arrangement with SureWest Telephone in the fourth quarter of 2002.

Operating Expenses

Total operating expenses, including depreciation and amortization, in the Broadband segment increased $16,689 compared to 2001. Cost of services and products increased $5,952, or 130%, compared to 2001 due primarily to (i) increased expenses associated with the purchase of the Custom Data Services assets in the third quarter of 2001 and the SureWest Broadband/Residential Services assets during the third quarter of 2002, (ii) increased transport costs related to growth of CLEC operations and (iii) the commencement of a wholesale DSL service arrangement with SureWest Telephone in the fourth quarter of 2002. Customer operations expense, general and administrative expense and depreciation and amortization increased $3,347, $5,971 and $1,419, respectively, for the year ended December 31, 2002 compared to the same period in 2001. The increases are primarily due to the asset purchases described above during the third quarter of 2002 and 2001, increase in customer service and billing expenses due to 38% increase in Broadband subscribers based on subscriber counts, growth in CLEC operations and an increase in depreciation expense resulting from property, plant and equipment additions at SureWest Broadband and assets acquired from purchase of Custom Data Services and SureWest Broadband/Residential Services.

Significant Business Events

Asset Purchase

On July 12, 2002, the Company purchased substantially all of the assets of Western Integrated Networks, LLC and certain affiliates (collectively, "WIN") in a transaction supervised by the United States Bankruptcy Court for the District of Colorado. The purchase price for the assets of WIN consisted of (i) $12,000 in cash, (ii) acquisition related costs of $560 and (iii) the assumption of certain current liabilities aggregating $4,579 relating principally to executory contracts and capital lease obligations. Under the terms of the asset purchase agreement, $1,200 of the aggregate purchase price was held in an escrow account to protect the Company in the event of any claims available to the Company. On January 28, 2003, $150 was released to the Company, and the balance remains in the escrow account. The Company has entered into a tentative agreement to resolve all differences in connection with the amounts held in escrow, and the disputes that led to the establishment of the escrow. Under the terms of the tentative settlement no additional funds will be paid by or released to the Company. Prior to December 31, 2002, the Company sold certain equipment acquired in the transaction for $2,157, which equaled its aggregate carrying value at the date of sale.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, July 12, 2002, based on the Company's preliminary allocation of the aforementioned purchase price:

Accounts receivable, net	$	615
Equipment held for sale		2,157
Other current assets		943
Property, plant and equipment		12,064
Intangible asset relating to favorable operating leases		1,360
Total assets acquired		17,139
Current liabilities assumed under executory contracts		3,345
Liabilities assumed under capital lease obligations		1,064
Other liabilities		170
Total liabilities assumed		4,579
Net assets acquired	$	12,560

Acquisition of SureWest Custom Data Services

Effective July 31, 2001, the Company acquired all of the outstanding common stock of SureWest Custom Data Services for $2,100 in cash. The acquisition was accounted for as a purchase in accordance with SFAS No. 141 "Business Combinations." The assets of SureWest Custom Data Services acquired by the Company, which had an aggregate fair value of $491, consisted principally of cash, accounts receivable and property, plant and equipment. The liabilities of SureWest Custom Data Services assumed by the Company, which had an aggregate fair value of $534, consisted principally of accounts payable and long-term debt. As a result of this acquisition, the Company recorded $2,171 of goodwill, which was assigned to the Telecom Segment. As of January 1, 2003, SureWest Custom Data Services operates as part of Internet Services within SureWest Broadband.

WIRELESS

	2002	2001	$Change	%Change
Wireless revenues from external customers	$ 23,225	$ 16,056	$ 7,169	45%
Intersegment revenues	507	245	262	107
Operating expenses	33,796	33,384	412	1
Depreciation and amortization	14,905	11,834	3,071	26
Operating loss	(24,969)	(28,917)	(3,948)	(14)
Net loss	$ (15,670)	$ (18,124)	$ (2,454)	(14)%

Operating Revenues

Operating revenues from external customers in the Wireless segment increased $7,169 compared to 2001. The increase in Wireless revenues is due primarily to continued additions to the customer base, with a 28% overall increase in wireless subscribers based on subscriber counts at December 31, 2002 compared to December 31, 2001. This increase resulted in increased feature, long distance, directory assistance and activation revenues. Wireless revenues in 2001 were negatively impacted by billings to certain customers of $2,200 that did not meet all of the criteria for revenue recognition due to collection concerns.

Operating Expenses

Total operating expenses for the Wireless segment increased $412 compared to 2001. Cost of services and products increased $3,826, or 27%, compared to 2001. This increase was due primarily to increased costs in tower rents, wireless phone handset subsidies and roaming charges related to the continuing expansion of the coverage area and increased demand for wireless service. Customer operations and selling expense decreased $1,464 compared to 2001. The decrease was primarily due to a decrease in dealer commissions resulting from customer churn charge backs and $1,200 of bad debt expense recorded in 2001. These decreases were partially offset by increased subscriber billing, product advertising and marketing associated with the subscriber growth.

Depreciation and amortization increased $3,071 compared to 2001 due primarily to increases in wireless property, plant and equipment and amortization of internal-use software. This increase was partially offset by a decrease in amortization relating to the Company's wireless licenses due to the adoption of SFAS No. 142 as described below. In addition, during the fourth quarter of 2002, the Company increased the estimated useful lives primarily to wireless switching and voice mail equipment from five to ten years. This change in accounting estimate resulted in decreased depreciation expense of $206 for the year ended December 31, 2002.

Significant Business Event

During the second quarter of 2001, the Company acquired from Foresthill Telephone Co. ("FHT") its 1.8% interest in SureWest Wireless for $2,500 in cash. As a result of the acquisition, the Company now owns 100% of SureWest Wireless. A former member of the Company's Board of Directors was, at the time of the acquisition, the President and sole shareholder of FHT.

NON-OPERATING ITEMS

Interest Income and Expense, Net

Other income (expense), net, decreased $1,438, or 33%, compared to 2001 due primarily to (i) reduced interest income resulting from lower average invested balances and (ii) increased interest expense resulting from higher average short-term borrowings during 2002. This decrease was partially offset by the gain from the sale of the Company's alarm monitoring division in January 2002.

Income Taxes

Income taxes increased $557, as compared to 2001, due primarily to an increase in income subject to tax. The effective federal and state income tax rate was 39.8% and 40.0% for the years ended 2002 and 2001, respectively.

LIQUIDITY AND CAPITAL RESOURCES

As reflected in the Consolidated Statements of Cash Flows, net cash provided by operating activities was $73,108 and $46,802 in 2003 and 2002, respectively. Net cash used in operating activities was $32,896 in 2001. The increase in cash provided by operating activities for the current year compared to the prior year was due primarily to (i) increases in liabilities related to the Company's estimated shareable earnings obligations, (ii) a decrease in provision for deferred income taxes and (iii) increases in accrued liabilities. Net cash provided by operating activities during 2003 was greater than net income of $645 due primarily to (i) non-cash charges consisting principally of depreciation and amortization, (ii) increases in accrued liabilities and (iii) increase in liabilities related to estimated shareable earnings obligations. During 2003, the Company used cash flows from operations, proceeds from the issuance of its Series B Senior Notes and existing cash and cash equivalents to fund (i) capital expenditures of $76,105 pertaining to ongoing plant construction projects, (ii) dividends of $14,539, (iii) principal payments of $5,780 to retire long-term debt and (iv) $15,000 to retire short-term borrowings.

The Company's most significant use of funds in 2004 is expected to be for (i) budgeted capital expenditures of approximately $82,556, (ii) scheduled payments of long-term debt of $3,779, (iii) support of the operations of SureWest Broadband/Residential Services up to an anticipated $8,691 and (iv) support of the operations of SureWest Wireless up to an anticipated $2,847. A substantial portion of the 2004 budgeted capital expenditures are at the discretion of the Company, and are dependent upon the Company's working capital position, operating cash flows and ability to borrow, as described below. The Company is required to comply with its cable franchise agreements to continue its build-out in the franchise areas.

On March 13, 2003, the Company completed a note purchase agreement for the issuance of its unsecured Series B Senior Notes ("Series B Notes") in the aggregate principal amount of $60,000. The Series B Notes have a final maturity of ten years and an average life of eight years. Interest is payable semi-annually at a fixed rate of 4.74%. Principal payments are due in equal annual installments of $12,000 commencing in March 2009 and ending in March 2013. The Company used a portion of the proceeds from the issuance of the Series B Notes to retire certain short-term borrowings, which had an aggregate outstanding principal balance of $15,000. A substantial intended use of the Series B Notes proceeds was and continues to be the funding of capital expenditures for the Company's SureWest Broadband/ Residential Services business.

In March 2000, the Company entered into a business loan agreement with a bank for a $30,000 line of credit with a term of three years. In July 2002, the bank amended the credit facility increasing the borrowing capacity from $30,000 to $50,000 through June 1, 2004. Interest on this credit facility is based on a LIBOR-based pricing formula. While the Company has borrowed previously under this credit facility, there were no amounts outstanding under this credit facility as of December 31, 2003, nor since the issuance of the Series B Notes. The Company obtained a waiver as of December 31, 2003 with respect to a technical violation of the business loan agreement; however, the Company does not believe the violation to be of any consequence since (i) there were no amounts outstanding as of the time of the technical violation nor thereafter and (ii) subsequent to December 31, 2003, the Company and the bank executed an amendment to the business loan agreement extending the expiration date until June 1, 2005 and revising certain covenants.

In April 2003, the Company sold a short-term investment prior to its maturity date. The investment was sold without the consent of the Company's Management and was a part of the irregular transactions discovered in connection with the Corporate Treasury Investigation described in "2003 versus 2002 – Non-Operating Items," above. The Company incurred a nominal penalty for the premature redemption of this investment. The redemption did not have a material effect on the Company's consolidated 2003 financial statements.

In February 2000, the Board of Directors authorized the repurchase of up to 1 million shares of the Company's common stock. In June 2002, the Board of Directors approved the repurchase of an additional 500 thousand shares. The shares are purchased from time to time in the open market or through privately negotiated transactions subject to overall financial and market conditions. Through December 31, 2003, approximately 1 million shares of common stock have been repurchased through the programs. The Company has remaining authorization from the Board of Directors to repurchase an additional 469 thousand outstanding shares. The purchase of common shares resulted in a decrease in the average number of common shares outstanding used in calculating both basic and diluted earnings per share by 3% and 1% for 2002 and 2001, respectively (none in 2003). The effects on the average number of common shares outstanding resulting from the repurchase of stock resulted in an increase in basic earnings per share of $0.02 for the year ended 2002 (no effect in 2003 or 2001). The effects on the average number of common shares outstanding resulting from the repurchase of stock resulted in an increase in diluted earnings per share of $0.02 and $0.01 for 2002 and 2001, respectively (no effect in 2003).

The Company had cash, cash equivalents and short-term investments at December 31, 2003, of $41,707. The Company believes that its working capital position, operating cash flows and borrowing capacity are more than sufficient to satisfy its liquidity requirements in 2004. The Company's forecast indicates it is likely that the Company will borrow additional funds in the second-half of 2004 to fund operations and planned capital expenditures, while maintaining adequate cash and cash equivalents. Such borrowing might be undertaken under the newly extended credit facility or by the incurrence of additional long-term indebtedness, or a combination of short and long-term borrowing. The Company believes, given its financial position and debt-to-equity position, it has substantial additional short and long-term borrowing capacity. As indicated above, a substantial portion of the Company's 2004 budgeted capital expenditures is at the discretion of the Company. Accordingly, the Company also believes that it could modify its planned construction and commitments if the results of operations or borrowing opportunities so require.

As of December 31, 2003, the Company's contractual obligations were as follows:

	2004	2005-'06	2007-'08	Thereafter	Total
Long-term debt	$ 3,779	$ 7,273	$ 7,273	$ 78,181	$ 96,506
Capital leases	$ 347	$ 246	$ 12	$ 7	$ 612
Operating leases	$ 4,815	$ 6,656	$ 4,748	$ 6,103	$ 22,322
Unconditional purchase obligations	$ 2,527	$ -	$ -	$ -	$ 2,527

Dividends are declared at the discretion of the Company's Board of Directors. However, unsecured Series A Senior Notes, unsecured Series B Notes and other unsecured credit arrangements contain provisions that could restrict the payment of dividends in certain circumstances. These restrictions include various positive and negative covenants with respect to cash flow coverage, tangible net worth and leverage ratio. At December 31, 2003 and 2002, the entire amount of retained earnings was unrestricted.

OTHER RELATED PARTY TRANSACTIONS

A former officer of the Company is also a member of the Board of Directors of a local banking institution. As of December 31, 2000, the Company had a $15,000 certificate of deposit with a term greater than one year with such banking institution. In the fourth quarter of 2001, the Company redeemed this certificate of deposit for an amount equal to its historical carrying value, including accrued interest. In addition, for the years ended December 31, 2003, 2002 and 2001 the Company provided $45, $17 and $18, respectively, in telecommunications services to the banking institution.

During 2002, the Company repurchased 300 thousand shares of its common stock from one of its employee benefit plans. The Company utilized two separate independent third party entities for the purpose of providing fairness opinions in connection with the transaction. The shares were repurchased at a price of $50 per share and were retired upon repurchase.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Below is a summary of the Company's critical accounting policies and estimates, which are more fully described in the referenced Notes to the Company's Consolidated Financial Statements. Management has discussed development and selection of critical accounting policies and estimates with the Company's Audit Committee.

- As discussed more fully in Note 1, total revenues from telephone services are affected by rates authorized by various regulatory agencies. The FCC monitors SureWest Telephone's interstate earnings through the use of annual cost separation studies prepared by SureWest Telephone, which utilize estimated cost information and projected demand usage. The FCC establishes rules that carriers must follow in the preparation of the annual studies. In addition, under NRF, SureWest Telephone is subject to ongoing monitoring and reporting requirements by the CPUC, including a sharing mechanism whereby SureWest Telephone may be required to share earnings with customers based on its earned annual rate-of-return. The calculations supporting the liabilities associated with the Company's estimated shareable earnings obligations are very complex and involve a variety of estimates prior to the ultimate settlement of such obligations. Accordingly, it is reasonably possible that management's estimates of SureWest Telephone's shareable earnings obligations could change in the near term, and the amounts involved could be material.
- As discussed more fully in Note 2, the Company recognizes revenue when (i) persuasive evidence of an arrangement between the Company and the customer exists, (ii) delivery of the product to the customer has occurred or service has been provided to the customer, (iii) the price to the customer is fixed or determinable and (iv) collectibility of the sales price is reasonably assured.
- As discussed more fully in Note 1, the Company maintains allowances for doubtful accounts for estimated losses resulting from the potential inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.
- As discussed more fully in Note 1, the Company states its inventories held for sale at lower of cost or market. In assessing the ultimate recoverability of inventories, the Company is required to make estimates regarding future customer demand.
- As discussed more fully in Note 1, property, plant and equipment and intangible assets are recorded at cost. Retirements and other reductions of regulated telephone plant and equipment are charged against accumulated depreciation with no gain or loss recognized in accordance with the composite group remaining life methodology utilized for telephone plant assets. When property applicable to non-telephone operations is sold or retired, the asset and related accumulated depreciation are removed from the accounts and the associated gain or loss is recognized. Property, plant and equipment is depreciated or amortized using the straight-line method over their estimated economic lives. The economic lives are estimated at the time the assets are acquired and are based on historical experience with similar assets, as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or differently than anticipated, the economic lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods. Likewise, if the anticipated technological or other changes occur more slowly than anticipated, the life of the asset group could be extended based on the life assigned to new assets added to the group. This could result in a reduction of depreciation and amortization expense in future periods. The Company reviews these types of assets annually, or when events or circumstances indicate that the carrying amount may not be recoverable over the remaining lives of the assets. In assessing the recoverability of the Company's property, plant and equipment and intangible assets, which consist principally of wireless spectrum licenses and goodwill, the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates and assumptions change in the future, the Company may be required to record impairment charges relating to its intangible assets.
- As discussed more fully in Notes 1 and 8, the Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The Company does not have a valuation allowance on its deferred tax asset as of December 31, 2003 or 2002 because it believes it is more likely than not that such deferred tax asset will be realized. Should the Company determine that it would not be able to realize all or part of its deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period in which the determination was made. However, the Company believes it will generate sufficient taxable income to realize the deferred tax asset of $20,573 as of December 31, 2003.

- As discussed more fully in Note 9, the Company has pension and post-retirement benefit costs and obligations. The Company's pension and post-retirement benefit obligations are actuarially determined based on estimates of discount rates, long-term rates of return on plan assets and increases in future compensation levels. Changes in these estimates and other factors could significantly impact the Company's pension and post-retirement benefit costs and obligations. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total 2003 service and interest cost	$ 56	$ (47)
Effect on post-retirement benefit obligation as of December 31, 2003	$ 274	$ (239)

The discount rate is determined based on the current yields on high quality corporate fixed-income investments with maturities corresponding to the expected duration of the benefit obligations. As of December 31, 2002, the Company reduced the discount rate by 25 basis points to 6.75%. This change in the discount rate did not have a material impact on the Company's 2003 consolidated results of operations.

In 2003, the Company used an expected long-term rate of return of 8.5%. For 2004, the Company does not believe the expected long-term rate will change significantly. The expected long-term rate of return on plan assets is determined based on the current and projected investment portfolio mix and estimated long-term investment returns for each asset class. The projected portfolio mix of the plan assets is developed in consideration of the expected duration of related plan obligations and private equity positions. The expected return on plan assets is determined by applying the expected long-term rate of return to the market-value of plan assets.

The future compensation levels are based on recent experience as well as future expectations. As of December 31, 2002, the Company reduced the future compensation level by 100 basis points to 5.00% and it remains at that level. This change in the future compensation level did not have a material impact on the Company's 2003 consolidated results of operations.

- As discussed more fully in Notes 1 and 10, the Company is a party to a variety of litigation, regulatory proceedings and other contingencies that arise in the ordinary course of business. The Company is required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses for certain of these matters. The determination of the liabilities required, if any, for loss contingencies is made after careful analysis of each individual issue. In the opinion of management, the ultimate outcome of these matters will not materially affect the Company's consolidated financial position and results of operations.

- The Company currently sponsors two Equity Incentive Plans (the "Plans") for certain employees, outside directors and consultants of the Company, which were approved by the Company's shareholders. The Plans permit issuance by the Company of awards in the form of restricted shares, stock units, performance shares, stock options and stock appreciation rights. Prior to 2003, the Company accounted for those plans under the recognition and measurement provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for stock issued to employees," and related interpretations. No stock based compensation expense for stock options was reflected in net income for the years ended December 31, 2002 and 2001, as all stock options granted under those plans had an exercise price equal to the fair value of the underlying common stock on the date of grant. Effective January 1, 2003, the Company adopted the preferable fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation Transition and Disclosure." Under the prospective transition method selected by the Company, as described in SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," compensation expense was recognized in 2003 for all employee awards granted, modified or settled after January 1, 2003. This change in accounting for stock-based compensation resulted in increased compensation expense of $47, which decreased net income by $28 (no effect on earnings per share) for the year ended December 31, 2003.

The Company voluntarily made the choice to change to the preferable method of accounting for employee stock options in accordance with SFAS No. 123. The Company concluded that stock options are a form of employee compensation expense and, therefore, it is appropriate that these expenses be recorded in the results of operations to more clearly reflect economic reality.

The Black-Scholes option pricing model includes assumptions regarding dividend yields, expected volatility, expected lives and risk-free interest rates. These assumptions reflect management's best estimates, but these items involve inherent uncertainties based on market conditions generally outside of the control of the Company.

As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially different. If management uses different assumptions in future periods, stock-based compensation expense could be materially impacted in future years.

RECENT ACCOUNTING PRONOUNCEMENTS

On May 15, 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity, such as mandatorily redeemable equity instruments. The adoption of SFAS No. 150 had no effect on the Company's 2003 consolidated financial statements.

In January 2003, the FASB issued Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulletin ("ARB") No. 51, "Consolidated Financial Statements." FIN No. 46 applies to any business enterprise that has a controlling interest, contractual relationship or other business relationship with a variable interest entity ("VIE") and establishes guidance for the consolidation of VIEs that function to support the activities of the primary beneficiary. The Company believes it has no investments in, or contractual or other business relationships with, VIEs. The adoption of FIN No. 46 had no effect on the Company's consolidated financial statements as of and for the year ended December 31, 2003.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with an Exit or Disposal Activity." SFAS No. 146 revises the accounting for exit and disposal activities EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)," by extending the period in which expenses related to restructuring activities are reported. A commitment to a plan to exit an activity or dispose of long-lived assets is no longer sufficient to record a one-time charge for most restructuring activities. Instead, companies will record exit or disposal costs when they are "incurred" and can be measured at fair value. In addition, the resultant liabilities must be subsequently adjusted for changes in estimated cash flows. The Company adopted SFAS No. 146 on January 1, 2003, and the adoption of this new standard did not have a material effect on the Company's consolidated financial statements as of and for the year ended December 31, 2003.

On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for an entity that voluntarily changes to the fair value method of accounting for stock-based employee compensation. In addition, it also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income including per share amounts, of an entity's accounting policy decisions with respect to stock-based employee compensation in annual and interim financial statements. SFAS No. 148 does not amend SFAS No. 123 to require companies to account for their stock-based employee compensation using the fair value method. The disclosure provisions of SFAS No. 123 were effective immediately in 2002. The Company changed its method of accounting on a prospective basis for stock-based employee compensation to the fair value method during the fourth quarter of 2003. The adoption of this new standard did not have a material effect on the Company's consolidated financial statements as of and for the year ended December 31, 2003.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company adopted SFAS No. 143 on January 1, 2003. The adoption of this new standard did not have a material effect on the Company's consolidated financial statements as of and for the year ended December 31, 2003.

In October 2002, the FASB's EITF reached a consensus on EITF Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." Under EITF Issue No. 00-21, revenue arrangements with multiple deliverables are required to be divided into separate units of accounting under certain circumstances. The Company adopted EITF Issue No. 00-21 on a prospective basis for arrangements entered into after June 30, 2003. The Company has determined that the sale of its wireless handsets and the associated phone service provided by the Wireless segment should be considered separate units of accounting under EITF Issue No. 00-21. Accordingly, beginning on July 1, 2003, the Company began applying EITF Issue No. 00-21 to all wireless handset sales below cost, which approximates fair value in the absence of an activation "subsidy," when it receives an up-front fee of any kind (e.g., a service activation fee). The application of EITF Issue No. 00-21 resulted in the immediate recognition of all or a portion of such up-front fees as equipment sales revenue. Additionally, when the Company activates wireless service for a customer, but does not concurrently provide the customer with a handset, any up-front fees received continue to be deferred and amortized over the expected term of the customer relationship. The Company provides a general right of return within the first 30 days of service for a 100% refund of the handset cost. The estimated equipment return allowance associated with this right of return is estimated based on historical experience. The adoption of EITF Issue No. 00-21 did not have a material effect on the Company's 2003 consolidated financial statements.

In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 requires certain guarantees to be recorded at fair value, which is different from current practice, which is generally to record a liability only when a loss is probable and reasonably estimable. FIN No. 45 also requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote. The disclosure provisions of FIN No. 45 were effective immediately in 2002. The Company adopted the recognition and measurement provisions of FIN No. 45 on a prospective basis with respect to guarantees issued or modified after December 31, 2002. The adoption of the recognition and measurement provisions of FIN No. 45 did not have a material effect on the Company's consolidated financial statements as of and for year ended December 31, 2003.

The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002. SFAS No. 142 addresses accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." Under the provisions of SFAS No. 142, goodwill is not amortized but instead evaluated at least annually for impairment in a two-step process. In the first step, the fair value of each reporting unit is compared with the carrying amount of the reporting unit, including goodwill. The Company has determined that the reporting units are equal to its reportable business segments since the business units within the reportable segments have similar economic characteristics. Goodwill was allocated to the reporting unit that received economic benefit from the acquisition. The estimated fair value of the reporting unit is generally determined on the basis of discounted future cash flows. The assumptions used in the estimate of fair value are generally consistent with the past performance of each reporting unit and are also consistent with the forecast and assumptions that are used in current operating plans. Such assumptions are subject to change as a result of changing economic and competitive conditions. If the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, then a second step must be completed in order to determine the amount of the goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit's goodwill is determined by allocating the reporting unit's fair value to all of its assets and liabilities other than goodwill in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference.

The Company believes its wireless spectrum licenses have indefinite lives because such licenses can be renewed indefinitely at little cost. Accordingly, the Company has applied the nonamortization provision of SFAS No. 142 to the Company's wireless spectrum licenses effective January 1, 2002, which resulted in an increase in the Company's consolidated net income of $305 ($0.02 per share) for the years ended December 31, 2003 and 2002. The Company's operating results for the year ended December 31, 2001 included $483 of amortization expense related to the Company's wireless spectrum licenses. In the absence of such amortization, the Company's adjusted net income for the year ended December 31, 2001 would have been $10,600 ($0.69 per share). Beginning in the first quarter of 2002, the Company's wireless spectrum licenses are carried at the lower of cost or fair value, which is evaluated at least annually and determined based on transactions involving sales of comparable wireless spectrum licenses in the aftermarket or independent valuations.

The goodwill recognized by the Company in connection with the acquisition of SureWest Custom Data Services in July 2001 has been allocated to the Telecom segment and is not being amortized based on the provisions of SFAS No's. 141 and 142.

The Company tests for impairment annually during the fourth quarter. The Company completed its annual impairment tests during the fourth quarters of 2003 and 2002 and did not identify any impairment of its goodwill or wireless spectrum licenses.

On January 1, 2002, the Company adopted the provision of EITF Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)," dealing with consideration from a vendor to a reseller under cooperative advertising and other arrangements. This provision of EITF Issue No. 01-9 states that consideration from a vendor to a reseller of the vendor's products or services is presumed to be a reduction of the selling price of the vendor's products or services, unless the vendor (i) receives an identifiable benefit in return for the consideration and (ii) can reasonably estimate the fair value of the benefit received. If the amount of consideration paid by the vendor exceeds the estimated fair value of the benefit received, the excess amount is to be recorded by the vendor as a reduction of revenues. The application of this new guidance did not have a material effect on the Company's 2003 and 2002 consolidated financial statements.

On January 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-lived Assets to Be Disposed Of," and provides a single accounting model for long-lived assets to be disposed of. The adoption of SFAS No. 144 did not have a material effect on the Company's 2002 consolidated financial statements.

FACTORS THAT COULD AFFECT FUTURE RESULTS

As a result of the following factors, as well as other variables affecting our operating results, past financial performance may not be a reliable indicator of future performance, and historical trends should not necessarily be used to anticipate results or trends in future periods.

Representative examples of these factors include (without limitation) the following:

We expect to continue to face significant competition in all parts of our business and the level of competition is expected to intensify. The telecommunications industry is highly competitive. We face actual or potential competition from many existing and emerging companies, including other incumbent and competitive local telephone companies, long-distance carriers and resellers, wireless telephone companies, Internet service providers, satellite companies and cable television companies. We may not be able to successfully anticipate and respond to various competitive factors affecting the industry, including regulatory changes that may affect our competitors and us differently, new technologies and services that may be introduced, changes in consumer preferences, demographic trends and discount pricing strategies by competitors. As the incumbent carrier in Sacramento, SBC Communications enjoys certain business advantages, including its size, financial resources, favorable regulatory position, brand recognition and connection to virtually all of our customers and potential customers there. As the largest cable operator in Sacramento and Placer County, Comcast enjoys certain business advantages, including its size, financial resources, ownership or superior access to programming and other content, brand recognition, and first-in-the-field advantages with a customer base that generates positive cash flow for its operations. We face intense competition in our markets for long-distance, Internet access and other ancillary services that are important to our business and to our growth strategy.

We must adapt to rapid technological change. Technological developments could increase our costs and cause a decline in demand for our services. In addition, technology changes can give competitors significant new advantages. If we do not replace or upgrade technology and equipment that becomes obsolete, we will be unable to compete effectively because we will not be able to meet the needs or expectations of our customers. Additionally, replacing or upgrading our infrastructure in the future could result in significant capital expenditures.

We are subject to a complex and uncertain regulatory environment. Some parts of our business are extensively regulated, and the nature of regulation continues to undergo fundamental change and reinterpretation.

Our operations have undergone material changes, and our actual operating results can be expected to differ from the results indicated in our historical financial statements. As a result of our acquisition of assets from WIN in 2002, our mix of operating assets differs from those operations upon which our historical financial statements are based. Consequently, our historical financial statements may not be reliable as an indicator of future results.

Our success depends upon our ability to manage our growth and expansion. If our acquisitions and growth initiatives are not successful, we could suffer an adverse effect on our business and results of operations. Our growth strategy will require us to invest significant capital in services that may not achieve the desired returns. Our future success depends, in part, upon our ability to manage our growth, including our ability to build network and related facilities to serve new customers, integrate our operations to take advantage of new capabilities and systems; attract and retain skilled personnel across the Company, effectively manage the demands of day to day operations in new areas while attempting to execute our business strategy, and realize the projected growth and revenue targets developed by Company management.

We have more indebtedness now than at December 31, 2002. In March 2003, the Company completed a note purchase agreement for the issuance of its unsecured Series B Senior Notes ("Series B Notes") in the aggregate principal amount of $60,000. The Series B Notes have a final maturity of ten years and an average life of eight years. Interest is payable semi-annually at a fixed rate of 4.74%. Principal payments are due in equal annual installments of $12,000 commencing in March 2009 and ending in March 2013. The Company used a portion of the proceeds from the issuance of the Series B Notes to retire certain short-term borrowings, which had an aggregate outstanding principal balance of $15,000. A substantial intended use of the Series B Notes proceeds was and continues to be the funding of capital expenditures for the Company's SureWest Broadband/Residential Services business.

We are reliant on support funds provided under federal and state laws. We receive revenues from various federal or state support funds: long term support from the Universal Service Program, CHCF-B and Universal Lifeline Service Fund. These governmental programs are reviewed and amended from time to time, and are likely to change in the near future. The outcome and impact on the Company's operations resulting from future changes to these governmental programs cannot be determined at this time.

We could be harmed by the recent adverse developments affecting other communications companies. There have been numerous bankruptcies and other financial difficulties experienced by other carriers and suppliers in the telecommunications and Internet sectors. Similar situations with our suppliers, some of whom provide products and services for which there are few substitutes, could cause us to experience delays, service interruptions or additional expenses.

We depend on third parties, over whom we have no control, to deliver our services. Because of the interconnected nature of the telecommunications industry, we depend heavily on other local telephone companies, long-distance carriers, and numerous other third parties to deliver our services. In addition, we are dependent on easements, franchises and licenses from various private parties such as established telephone companies and other utilities, railroads, long-distance companies, state highway authorities, local governments and transit authorities for access to aerial pole space, underground conduits and other rights-of-way in order to construct and operate our networks. The failure to maintain in effect the necessary third party arrangements on acceptable terms would have an adverse effect on our ability to conduct our business.

If we are unable to effectively and efficiently implement the necessary initiatives to eliminate the material weaknesses identified in our internal controls and procedures, there could be an adverse affect on our operations or financial results. Our auditors, Ernst & Young LLP, in connection with the audit of the Company's consolidated financial statements for the year ended December 31, 2003, advised us that they had concluded that material weaknesses in the Company's internal control existed, including with respect to issues identified as a result of the special investigation instituted by the Audit Committee. The specific matters identified by Ernst & Young LLP encompassed (i) control of cash and investments, (ii) accounting personnel, policies and procedures and (iii) accounting for property, plant and equipment. We performed substantial additional procedures designed to ensure that the internal control deficiencies did not lead to material misstatements in our consolidated financial statements.

We have already implemented various initiatives, and are considering additional initiatives to improve our internal controls, and address the matters identified by Ernst & Young LLP. The implementation of the initiatives and the consideration of additional necessary improvements are among our highest priorities. The Board of Directors, under the direction of the Audit Committee, will continually assess the progress of the initiatives and the improvements, and take further actions as deemed necessary. Until all of the identified material weaknesses are eliminated, there is a risk of an adverse affect on our operations or financial results. In addition, we anticipate that the initiatives will require the hiring of additional employees and the incurrence of fees and expenses of third parties necessary to improve the internal controls, likely resulting in increased operating expenses.

REGULATORY AND LEGAL MATTERS

SureWest Telephone is subject to regulation by the FCC and CPUC. In the past, there have been various proceedings before these agencies to which SureWest Telephone has been a party. In 1996, Congress passed the Telecommunications Act of 1996 (the "Act"), which significantly changed the regulatory environment for telecommunications companies. Beginning in 1996, the FCC conducted proceedings and adopted orders implementing the Act's provisions to open local exchange service markets, such as the market of SureWest Telephone, to competition. These proceedings and orders address interconnection, access charges and universal service. With respect to local competition, the FCC rules outline pricing methodologies for the states to follow when setting rates for incumbent carriers (such as SureWest Telephone) to charge competitors for resale, interconnection and unbundled network elements.

Given the Act's relatively recent enactment, the ongoing actions taken by the FCC to promulgate rules and regulations on interconnection access charges and universal service reform, and the various ongoing legal challenges considering the validity of these FCC orders, it is not yet possible to determine fully the impact of the Act and related FCC regulations on SureWest Telephone's operations.

The Company's financial condition and results of operations have been and will be affected by recent and future proceedings before the CPUC and FCC. Pending before the FCC and CPUC are proceedings which are considering:

- additional rules governing the opening of markets to competition;
- the goals and definition of universal telephone service in a changing environment, including examination of subsidy support mechanisms for subscribers of different carriers (including incumbent carriers) and in various geographic areas;
- rules that will provide non-discriminatory access by competing service providers to the network capabilities of local exchange carriers and
- the regulated rates and earnings of SureWest Telephone.

There are a number of pending and anticipated other regulatory proceedings occurring at the federal and state levels that may have a material impact on SureWest Telephone. These regulatory proceedings include, but are not limited to, consideration of changes to the interstate universal service fund, intercarrier compensation (including access charges) reform and the regulation of local exchange carriers, and regulation of IP–enabled services. The outcomes and impact on SureWest Telephone's operations of these proceedings and related court matters cannot be determined at this time.

The eventual impact on the Company of the effect of all the proceedings described above cannot presently be determined.

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2002
(amounts in thousands)

ASSETS	2003	2002
Current assets:		
Cash and cash equivalents	$ 39,008	$ 20,385
Short-term investments	2,699	-
Accounts receivable (less allowances of $2,665 and $1,705 at December 31, 2003 and 2002, respectively)	18,846	19,747
Refundable income taxes	-	6,868
Deferred income tax asset	209	-
Inventories	5,537	3,651
Deferred directory costs	5,320	3,657
Prepaid expenses and other current assets	3,440	2,102
Total current assets	75,059	56,410
Property, plant and equipment, net	342,967	321,259
Intangible and other assets:		
Wireless spectrum licenses, net	13,566	13,566
Goodwill	2,171	2,171
Intangible asset relating to pension plans	125	1,507
Intangible asset relating to favorable operating leases, net	649	1,260
Deferred charges and other assets	672	343
	17,183	18,847
	$ 435,209	$ 396,516

LIABILITIES AND SHAREHOLDERS' EQUITY	2003	2002
Current liabilities:		
Current portion of long-term debt	$ 3,779	$ 5,920
Current portion of capital lease obligations	347	309
Accounts payable	2,206	605
Other accrued liabilities	14,727	6,085
Estimated shareable earnings obligations	13,389	9,350
Advance billings and deferred revenues	9,882	7,919
Accrued income taxes	1,908	-
Accrued pension benefits	-	5,613
Accrued compensation	4,860	4,902
Total current liabilities	51,098	40,703
Short-term borrowings refinanced on a long-term basis	-	15,000
Long-term debt	92,870	36,645
Long-term capital lease obligations	265	607
Deferred income taxes	25,946	26,552
Other liabilities and deferred revenues	7,502	8,004
Commitments and contingencies		
Shareholders' equity:		
Common stock, without par value; 200,000 authorized, 14,578 and 14,529 shares issued and outstanding at December 31, 2003 and 2002, respectively	160,911	158,567
Deferred stock-based compensation	(1,419)	(116)
Accumulated other comprehensive loss	(261)	(1,637)
Retained earnings	98,297	112,191
Total shareholders' equity	257,528	269,005
	$ 435,209	$ 396,516

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2003, 2002 and 2001
(amounts in thousands, except per share amounts)

	2003	2002	2001
Operating revenues:			
Local service	$ 63,363	$ 66,283	$ 63,816
Network access service	51,286	58,426	49,030
Directory advertising	15,087	14,824	14,237
Long distance service	5,098	5,368	5,830
Wireless service	27,146	23,225	16,056
Internet service	15,984	7,578	3,722
Residential broadband service	9,586	3,052	-
Business broadband service	3,697	2,421	927
Other	4,090	4,778	9,867
Total operating revenues	195,337	185,955	163,485
Operating expenses:			
Cost of services and products	66,890	61,220	53,075
Customer operations and selling	34,094	34,271	32,852
General and administrative	34,136	29,648	24,954
Depreciation and amortization	52,470	45,126	39,841
Total operating expenses	187,590	170,265	150,722
Income from operations	7,747	15,690	12,763
Other income (expense):			
Interest income	306	739	4,803
Interest expense	(4,247)	(1,876)	(1,314)
Gain on sale of alarm monitoring assets	-	4,435	-
Corporate treasury loss	(1,828)	-	-
Other, net	(311)	(313)	934
Total other income (expense), net	(6,080)	2,985	4,423
Income before income taxes	1,667	18,675	17,186
Income taxes	1,022	7,426	6,869
Net income	$ 645	$ 11,249	$ 10,317
Basic and diluted earnings per share	$ 0.04	$ 0.76	$ 0.67
Dividends per share	$ 1.00	$ 1.00	$ 1.00
Shares of common stock used to calculate earnings per share:			
Basic	14,522	14,728	15,326
Diluted	14,539	14,795	15,387

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years ended December 31, 2003, 2002 and 2001
(amounts in thousands)

	Common Stock					
	Number of Shares	Amount	Deferred Stock-Based Compensation	Other Comprehensive Loss	Retained Earnings	Total
Balance at December 31, 2000	15,510	$ 181,547	$ –	$ –	$ 143,455	$ 325,002
Issuance of common stock upon exercise of options	7	288	–	–	–	288
Issuance of restricted common stock	8	363	(363)	–	–	–
Repurchase of common stock	(415)	(10,115)	–	–	(8,417)	(18,532)
Amortization of deferred stock-based compensation	–	–	60	–	–	60
Cash dividends	–	–	–	–	(15,342)	(15,342)
Net income	–	–	–	–	10,317	10,317
Balance at December 31, 2001	15,110	172,083	(303)	–	130,013	301,793
Issuance of common stock upon exercise of options	23	896	–	–	–	896
Issuance of restricted common stock	2	46	–	–	–	46
Repurchase of common stock	(606)	(15,149)	–	–	(14,318)	(29,467)
Amortization of deferred stock-based compensation	–	–	187	–	–	187
Tax benefits from stock plans	–	691	–	–	–	691
Minimum pension and post-retirement benefit obligation adjustment, net of income taxes	–	–	–	(1,637)	–	(1,637)
Cash dividends	–	–	–	–	(14,753)	(14,753)
Net income	–	–	–	–	11,249	11,249
Balance at December 31, 2002	14,529	158,567	(116)	(1,637)	112,191	269,005
Issuance of common stock upon exercise of options	5	164	–	–	–	164
Issuance of stock options to employees	–	47	–	–	–	47
Issuance of restricted common stock	44	1,594	(1,594)	–	–	–
Repurchase of common stock	–	–	–	–	–	–
Amortization of deferred stock-based compensation	–	–	291	–	–	291
Tax benefits from stock plans	–	539	–	–	–	539
Minimum pension and post-retirement benefit obligation adjustment, net of income taxes	–	–	–	1,376	–	1,376
Cash dividends	–	–	–	–	(14,539)	(14,539)
Net income	–	–	–	–	645	645
Balance at December 31, 2003	14,578	$ 160,911	$ (1,419)	$ (261)	$ 98,297	$ 257,528

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2003, 2002 and 2001
Increase (Decrease) in Cash and Cash Equivalents
(amounts in thousands)

	2003	2002	2001
Cash flows from operating activities:			
Net income	$ 645	$ 11,249	$ 10,317
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	52,470	45,126	39,841
Provision for deferred income taxes	(1,309)	17,128	10,381
Gain on sale of alarm monitoring assets	-	(4,435)	-
Provision (benefit) for doubtful accounts	3,381	3,811	2,896
Stock-based compensation	338	202	60
Other, net	307	(4)	838
Net changes in:			
Receivables	(2,480)	(3,624)	2,110
Refundable and accrued income taxes, net	8,852	(3,558)	(94,669)
Inventories, prepaid expenses and other current assets	(1,926)	(155)	(774)
Accounts payable	1,601	(2,777)	476
Accrued liabilities and other deferred credits	11,229	(16,161)	(4,372)
Net cash provided by (used in) operating activities	73,108	46,802	(32,896)
Cash flows from investing activities:			
Purchase of substantially all of the assets from Western Integrated Networks, LLC	(62)	(12,529)	-
Proceeds from the sale of alarm monitoring assets	-	4,495	500
Purchase of business, net of cash acquired	-	-	(2,091)
Purchase of minority interest in subsidiary	-	-	(2,500)
Capital expenditures for property, plant and equipment	(76,105)	(44,352)	(69,556)
Purchases of held-to-maturity investments	(25,351)	-	(8,843)
Maturities of held-to-maturity investments	20,652	1,723	14,555
Sale of held-to-maturity investment prior to maturity	2,000	-	-
Return of investment in cellular partnership	-	-	5,513
Redemption of long-term certificate of deposit with related party	-	-	15,000
Other, net	33	192	691
Net cash used in investing activities	(78,833)	(50,471)	(46,731)
Cash flows from financing activities:			
Principal payments of long-term debt	(5,921)	(2,142)	(2,143)
Proceeds from issuance of long-term debt	60,000	-	-
Payment of debt issuance costs	(356)	-	-
Increase (decrease) in short-term borrowings	(15,000)	15,000	-
Dividends paid	(14,539)	(14,753)	(15,342)
Proceeds from exercise of stock options	164	896	288
Repurchase of common stock	-	(29,467)	(18,532)
Other, net	-	-	(79)
Net cash provided by (used in) financing activities	24,348	(30,466)	(35,808)
Increase (decrease) in cash and cash equivalents	18,623	(34,135)	(115,435)
Cash and cash equivalents at beginning of year	20,385	54,520	169,955
Cash and cash equivalents at end of year	$ 39,008	$ 20,385	$ 54,520

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business and Basis of Accounting

SureWest Communications (the "Company") is a holding company with wholly-owned subsidiaries that provide integrated communications services in Northern California. The Company's principal operating subsidiary is SureWest Telephone (formerly known as Roseville Telephone Company). SureWest Directories, SureWest Long Distance (formerly known as Roseville Long Distance Company), SureWest Broadband, SureWest Wireless and SureWest Televideo ("SureWest Broadband/Residential Services") are each subsidiaries of the Company. The Company expects that the sources of its revenues and its cost structure may be different in future periods, both as a result of its entry into new communications markets and competitive forces in each of the markets in which the Company has operations.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ materially from those estimates. The Company's critical accounting estimates include (i) revenue recognition and the establishment of estimated shareable earnings obligations and accounts receivable allowances (Notes 1 and 2), (ii) inventory valuation (Note 1), (iii) useful life assignments and impairment evaluations associated with property, plant and equipment and intangible assets (Note 1), (iv) valuation allowances associated with deferred tax assets (Notes 1 and 8), (v) pension and post-retirement benefit costs and obligations (Note 9), (vi) anticipated outcomes of litigation, regulatory proceedings and other contingencies (Notes 1 and 10) and (vii) employee stock-based compensation (Notes 1 and 11).

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated.

Adjustments and Eliminations

During the Company's financial statement closing process for the year ended December 31, 2003, certain matters were identified related to prior financial reporting periods that necessitated the recording of adjustments to the Company's consolidated financial statements. Such adjustments pertained principally to property, plant and equipment, and management believes that weaknesses in the Company's internal controls caused the errors that resulted in these adjustments. The Company does not believe any of the aforementioned amounts are material, individually or in the aggregate, to the respective prior annual periods based on both quantitative and qualitative factors, including the trend of operating results, nor does it believe the prospective correction of such amounts during the quarter ended December 31, 2003 is material to the Company's 2003 consolidated results of operations based on both quantitative and qualitative factors, including the trend of operating results. (The prospective correction of the aforementioned amounts relating to prior periods reduced the Company's 2003 consolidated net income by $1,603, or $0.11 per basic and diluted share, and would have reduced the Company's 2002 and 2001 consolidated net income by $796, or $0.05 per basic and diluted share, and $217, or $0.01 per basic and diluted share, respectively, had such errors been corrected in the periods in which they originated.)

The Company's 2002 and 2001 consolidated financial statements have been adjusted to eliminate certain intercompany balances that were not previously eliminated. These adjustments pertained to (i) the Company's December 31, 2002 intercompany accounts receivable and accounts payable balances aggregating $1,381 and (ii) certain of the Company's 2002 and 2001 intercompany revenue and operating expense balances aggregating $2,955 and $3,480, respectively. However, such adjustments had no effect on the Company's consolidated working capital and shareholders' equity balances as of December 31, 2002, or consolidated income from operations or net income for the years ended December 31, 2002 and 2001.

Certain amounts in the 2002 and 2001 consolidated financial statements have been reclassified to conform with the presentation of the Company's 2003 consolidated financial statements.

Regulation and Estimated Shareable Earnings Obligations

Certain of the Company's rates are subject to regulation by the Federal Communications Commission ("FCC") and the California Public Utilities Commission ("CPUC"). Pending and future regulatory actions may have a material impact on the Company's consolidated financial position and results of operations.

Revenues from certain telephone services are affected by rates authorized by various regulatory agencies. Intrastate service rates are subject to regulation by the CPUC. With respect to toll calls initiated by interexchange carriers' customers, the interexchange carriers are assessed access charges based on tariffs filed by SureWest Telephone. Interstate access rates and resulting earnings are subject to regulation by the FCC. With respect to interstate services, SureWest Telephone has filed its own tariff with the FCC for all elements of access services except carrier common line charges, for which SureWest Telephone concurs with tariffs filed by the National Exchange Carrier Association ("NECA").

The FCC monitors SureWest Telephone's interstate earnings through the use of annual cost separation studies prepared by SureWest Telephone, which utilize estimated cost information and projected demand usage. The FCC establishes rules that carriers must follow in the preparation of the annual studies. Additionally, under current FCC rules governing rate making, SureWest Telephone is required to establish interstate rates based on projected demand usage for its various services and determine the actual earnings from these rates once actual volumes and costs are known.

In January 2001, the FCC issued a Memorandum Opinion and Order to another telephone company in which it clarified how Internet traffic, which the FCC had prior to that date characterized as largely interstate in nature, should be treated. During 2000 and 2001, Internet traffic and digital subscriber line ("DSL") service grew substantially, far exceeding SureWest Telephone's estimates, which resulted in actual earnings exceeding the levels allowed by the FCC. Based on preliminary cost studies, SureWest Telephone recognized liabilities relating to its estimated interstate shareable earnings obligations of $343, $650 and $3,231 for the years ended December 31, 2003, 2002, and 2001, respectively, through reductions of revenues. During the year ended December 31, 2001, SureWest Telephone made payments to certain telecommunications companies aggregating $6,800 related to interstate shareable earnings obligations for the monitoring period 1999-2000. No similar payments were made in 2003 or 2002. On June 26, 2003, SureWest Telephone entered into a Settlement Agreement to recover $1,950 of the amount paid to a telecommunications company in 2001. The funds were received pursuant to the Settlement Agreement on July 8, 2003. SureWest Telephone is currently seeking a similar refund from another telecommunications company. However, the recoverability of the remaining funds cannot presently be determined, as the telecommunications company from which the SureWest Telephone is seeking a refund has filed for bankruptcy protection. In addition, during the fourth quarter of 2001, SureWest Telephone changed its estimate relating to a portion of its interstate shareable earnings obligations, principally due to the closing of the 1997 through 1998 monitoring period. This change in accounting estimate increased the Company's 2001 revenues and net income by $2,150 and $1,290 ($0.08 per share), respectively. In May 2002, the D.C. Circuit Court of Appeals (the "Court") issued its decision in a case involving ACS of Anchorage. The Court determined that a tariff filed properly under Section 204 "streamlined" procedures and allowed to go into effect without suspension is deemed lawful, and the carrier is not subsequently obligated to pay refunds for earnings higher than the permitted rate of return as prescribed by the FCC for that monitoring period. Subsequent to the Court's decision, certain telecommunication companies filed a petition for rehearing. In August 2002, the petitions for rehearing were denied by the Court, and later that month the Court's order became effective. For the monitoring periods 1999 through 2001, SureWest Telephone filed tariffs pursuant to the streamlined procedures and such tariffs were not suspended or investigated. Consequently, during the third quarter of 2002, SureWest Telephone changed its estimate for a portion of its interstate shareable earnings obligations related to those monitoring periods. For the year ended December 31, 2002, this change in accounting estimate increased the Company's 2002 revenues by $5,092 and net income by $3,065 ($0.21 per share).

Prior to January 1, 2002, SureWest Telephone billed SBC Communications Inc. ("SBC") (formerly Pacific Bell) various charges for certain local service and network access service revenues in accordance with certain agreements as described below. In 1999, SBC expressed interest in withdrawing from the designated carrier plan ("DCP") for SureWest Telephone's toll traffic. The DCP was a compensation arrangement between SureWest Telephone and SBC for certain intrastate toll services. SureWest Telephone and SBC agreed to allow the DCP arrangement to expire in December 2001. The termination of the DCP did not have a material impact on the Company's consolidated financial position as of December 31, 2003 and 2002 or results of operations for the years then ended.

In 1999, SBC also expressed interest in entering into a new, permanent compensation arrangement for extended area service ("EAS"). At that time, SBC had been paying SureWest Telephone approximately $11,500 per year for EAS pursuant to a Settlement Transition Agreement. In November 2000, the CPUC authorized SBC to terminate its annual EAS payments to SureWest Telephone effective November 30, 2000. The CPUC authorized replacement funding to SureWest Telephone on an interim basis using funds from the California High Cost Fund ("CHCF"). In addition, the CPUC opened an Order Instituting Investigation ("OII") for the purpose of determining whether future recovery of all, none, or a portion of the approximate $11,500 annual payments previously received from SBC should come from SureWest Telephone's ratepayers or other regulatory recovery mechanisms. This proceeding began in 2001, evidentiary hearings were held during 2002, and briefing was completed in February 2003. In this proceeding, the

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Office of Ratepayer Advocates ("ORA") recommended that the CPUC discontinue SureWest Telephone's present interim EAS funding from the CHCF without replacement revenues from ratepayers. The CPUC's decision in this matter is expected during 2004. The CPUC has made no indication as to what, if any, changes will be forthcoming relating to EAS revenues. The results of these proceedings and their potential effects on SureWest Telephone cannot yet be determined.

In 1996, the CPUC issued a decision in connection with SureWest Telephone's general rate proceeding, which authorized SureWest Telephone to implement a New Regulatory Framework ("NRF") for services furnished within SureWest Telephone's service area in order to accommodate market and regulatory movement toward competition and greater pricing flexibility. Under the NRF, SureWest Telephone is subject to ongoing monitoring and reporting requirements, including a sharing mechanism whereby SureWest Telephone is required to share earnings with customers through a reduction of revenues if its earned annual rate-of-return exceeds that authorized by the CPUC.

In accordance with the requirements of its general rate case order, SureWest Telephone filed an application for review of its NRF in 1999. In connection with this proceeding, the CPUC's ORA undertook a verification audit of SureWest Telephone's non-regulated and affiliated transactions pursuant to the general rate case and other CPUC orders. In June 2001, the CPUC adopted its decision in this matter (the "Decision"). The Decision did not suspend the sharing mechanism as SureWest Telephone had requested and the CPUC ruled that SureWest Telephone must change the method used to allocate costs for services provided by SureWest Telephone to its affiliates, the treatment of certain directory revenues and the treatment of internal-use software costs. In accordance with the provisions of the Decision, the Company recorded certain liabilities and reductions of revenues of $3,285, $1,750 and $6,000 relating to its estimated intrastate shareable earnings obligations during the years ended December 31, 2003, 2002 and 2001, respectively.

Beginning in January 2002, SureWest Telephone began paying a customer refund for intrastate shareable earnings obligations relating to the years 1998 and 1999. A portion of the customers' intrastate service charges was returned in the form of a surcredit beginning in January 2002 and ending in January 2003, totaling approximately $4,605 (of which $294 was returned during 2003).

In October 2003, the CPUC issued a resolution requiring SureWest Telephone to pay a customer dividend for intrastate overearnings totaling approximately $483 relating to 2002. A portion of the customers' intrastate service charges will be returned to the customers in the form of a surcredit over approximately three months, which began in November 2003. During the year ended December 31, 2003, $275 was returned to customers.

As a result of periodic cost separation studies for the monitoring period 2002-2001, SureWest Telephone changed its estimates for a portion of its interstate and intrastate shareable earnings obligations and certain NECA CCL accounts receivable balances during the years ended December 31, 2003 and 2002. For the year ended December 31, 2003, these changes in accounting estimates decreased the Company's revenues by $29 and net income by $17 (no effect on earnings per share), respectively. For the year ended December 31, 2002, similar changes in accounting estimates decreased Telecom segment revenues by $1,115 and net income by $671 ($0.05 per share).

As of December 31, 2003, the Company's consolidated balance sheet reflected aggregate liabilities of $13,389 relating to SureWest Telephone's estimated interstate and intrastate shareable earnings obligations. The calculations supporting these liabilities are very complex and involve a variety of estimates prior to the ultimate settlement of such obligations. In addition, SureWest Telephone's interstate shareable earnings obligations lapse over time if SureWest Telephone's interexchange carrier and other customers do not claim the amounts ascribed to them. Accordingly, it is reasonably possible that management's estimates of SureWest Telephone's liabilities for interstate and intrastate shareable earnings obligations could change in the near term, and the amounts involved could be material.

Cash Equivalents and Short-term Investments

The Company invests its excess cash in high-quality debt instruments and money market mutual funds. The Company considers highly liquid investments with maturities of three months or less from the acquisition date of the instrument to be cash equivalents. Short-term investments at December 31, 2003 had maturities ranging from greater than 90 days to less than one year. There were no short-term investments at December 31, 2002. Management determines the appropriate classification of securities at the time of purchase and reevaluates such designation as of each balance sheet date. At December 31, 2003 and 2002, all securities are designated as held-to-maturity because management has the positive intent and ability to hold the securities until maturity. Held-to-maturity securities are stated at cost, adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion, as well as any interest on the securities, is included in interest income.

In April 2003, the Company sold a short-term investment prior to its maturity date. The investment was sold without the consent of the Company's Management and was a part of the irregular transactions discovered in connection with the Company's treasury investigation (refer to Note 3 for a more detailed discussion about the Company's treasury investigation). The Company incurred a nominal penalty for the premature redemption of this investment. The redemption did not have a material effect on the Company's 2003 consolidated financial statements.

The following is a summary of the Company's cash equivalents and short-term investments as of December 31, 2003 and 2002 at amortized cost, which approximates fair market value:

	2003	2002
Money market mutual funds	$ 15,726	$ 2,112
United States Government Agency Securities	999	-
Auction rate securities	1,700	-
	$ 18,425	$ 2,112

Fair Values of Financial Instruments

As of December 31, 2003 and 2002, the Company's financial instruments consist of cash, cash equivalents, short-term investments, short-term borrowings, long-term debt and capital lease obligations. Management believes the carrying values of cash equivalents and short-term investments at December 31, 2003 and 2002, which are at amortized cost, approximated their fair values at such dates. The aggregate fair value of the Company's long-term debt (including current maturities) was approximately $101,288 and $43,728 at December 31, 2003 and 2002, respectively. The aggregate fair value of the Company's short-term borrowings was $15,000 as of December 31, 2002 (none as of December 31, 2003). The aggregate fair value of the Company's capital lease obligations was $581 and $862 as of December 31, 2003 and 2002, respectively. Fair values for cash equivalents and short-term investments were determined by quoted market prices. Fair values for the long-term debt, short-term borrowings and capital lease obligations were determined through discounted cash flow analyses based on the Company's current incremental interest rates for similar instruments.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is maintained for estimated losses, which result from the inability of customers to make required payments. Allowances are based on the likelihood of recoverability of accounts receivable based on past experience and management's best estimates of current bad debt exposures. The Company performs ongoing credit evaluations of its customers' financial condition and management believes that adequate allowances for doubtful accounts have been provided. Accounts determined to be uncollectable are charged against the allowance for doubtful accounts and removed from the accounts receivable balances.

Inventories

Telephone network inventories consist of materials and supplies, which are stated at average cost. Nonregulated wireline equipment inventory held for sale is stated at the lower of average cost or market value. Wireless handset and accessory inventories are stated at the lower of average cost or market value. Inventories at SureWest Broadband are comprised of modems, which are stated at the lower of average cost or market value, and network materials and supplies, which are stated at average cost.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Additions and substantial improvements are capitalized. Repairs and maintenance costs are expensed as incurred. Retirements and other reductions of regulated telephone plant and equipment with a cost of approximately $4,079, $6,470 and $14,696 in 2003, 2002 and 2001, respectively, were charged against accumulated depreciation with no gain or loss recognized in accordance with the composite group remaining life methodology utilized for telephone plant assets. When property applicable to non-telephone operations is sold or retired, the asset and related accumulated depreciation are removed from the accounts and the associated gain or loss is recognized.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property, plant and equipment consists of the following as of December 31, 2003 and 2002:

	2003	2002
Land	$ 4,198	$ 4,189
Buildings	79,286	78,553
Central office equipment	156,355	140,551
Outside plant equipment	282,789	245,133
Internal-use software	46,531	29,075
Other	62,474	56,243
Property, plant and equipment	631,633	553,744
Less accumulated depreciation	303,773	255,320
Total plant in service	327,860	298,424
Plant under construction	15,107	22,835
Property plant and equipment, net	$ 342,967	$ 321,259

Property, plant and equipment is depreciated using the straight-line method over their estimated economic lives, which range from 3 to 40 years. The useful lives of property, plant and equipment are estimated in order to determine the amount of depreciation and amortization expense to be recorded. The useful lives are estimated at the time the assets are acquired and are based on historical experience with similar assets, as well as taking into account anticipated technological or other changes. Average annual composite depreciation rates were 7.6%, 7.1% and 7.48% in 2003, 2002 and 2001, respectively.

Effective November 1, 2002, the Company increased the estimated useful lives primarily related to its wireless switching and voice mail equipment from five to ten years. This change in accounting estimate decreased the Company's 2003 and 2002 depreciation expense by $930 and $206, respectively, and increased the Company's 2003 and 2002 consolidated net income by $360 and $124, respectively ($0.02 and $0.01 per share, respectively).

Intangible Assets

Wireless spectrum licenses are stated at cost. Accumulated amortization was $1,195 at December 31, 2003 and 2002. As described below in "Recent accounting pronouncements," the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002. Under the provisions of SFAS No. 142, goodwill is not amortized but instead evaluated at least annually for impairment in a two-step process. In the first step, the fair value of each reporting unit is compared with the carrying amount of the reporting unit, including goodwill. The Company has determined that the reporting units are equal to its reportable business segments since the business units within the reportable segments have similar economic characteristics. Goodwill was allocated to the reporting unit that received economic benefit from the acquisition. The estimated fair value of the reporting unit is generally determined on the basis of discounted future cash flows. The assumptions used in the estimate of fair value are generally consistent with the past performance of each reporting unit and are also consistent with the forecast and assumptions that are used in current operating plans. Such assumptions are subject to change as a result of changing economic and competitive conditions. If the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, then a second step must be completed in order to determine the amount of the goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit's goodwill is determined by allocating the reporting unit's fair value to all of its assets and liabilities other than goodwill in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference. The Company believes its wireless spectrum licenses have indefinite lives because such licenses can be renewed indefinitely at little cost. Accordingly, the Company has applied the nonamortization provision of SFAS No. 142 to the Company's wireless spectrum licenses effective January 1, 2002. Beginning in the first quarter of 2002, the Company's wireless spectrum licenses are carried at the lower of cost or fair value, which is evaluated at least annually and determined based on transactions involving sales of comparable wireless spectrum licenses in the aftermarket or independent valuations.

The goodwill recognized by the Company in connection with the acquisition of SureWest Custom Data Services in July 2001 has been allocated to the Telecom segment and is not being amortized based on the provisions of SFAS Nos. 141 and 142.

The Company tests for impairment annually during the fourth quarter. The Company completed its annual impairment tests during the fourth quarters of 2003 and 2002 and did not identify any impairment of its goodwill or wireless spectrum licenses.

Nonmonetary Transaction

During 2003, the Company entered into a 20-year nonmonetary transaction with a third party involving the exchange of certain fiber optic capacity and collocation rights. This transaction provides the Company with access and rights to certain collocation facilities and cell site locations, which were previously inaccessible due to unreasonably high entrance costs. The collocation rights provide access to additional network connections to the Company while the cell site locations strengthen the Company's existing cellular network in key areas. Because this nonmonetary transaction did not represent the culmination of an earnings process, no revenues or expenses have been, or will be, recorded by the Company pursuant to this transaction. In addition, there was no indicated loss on this exchange of productive rights.

Stock-based Compensation

The Company has two stock-based compensation plans, which are described more fully in Note 11. Prior to 2003, the Company accounted for employee stock options issued under these plans using the intrinsic value method pursuant to Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based employee compensation expense pertaining to employee stock options was recognized in the Company's 2002 or 2001 consolidated financial statements because all such options had an exercise price equal to the market value of underlying common stock on the date of grant. Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under the prospective method of adoption selected by the Company under the provisions of SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," the fair value method of accounting was applied to all employee awards granted, modified, or settled after January 1, 2003. Stock-based compensation associated with employee stock options is recognized over the vesting periods (which range from 1 to 5 years) using the graded vesting method.

The fair value of the Company's employee stock options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2003, 2002 and 2001:

	2003	2002	2001
Risk-free Interest Rate	1.79%	2.54%	4.24%
Expected Dividend Yield	2.5%	2.13%	1.76%
Expected Volatility	42.48%	39.95%	26.7%
Expected Lives	4 years	4 years	5 years

The Black-Scholes option pricing model includes assumptions regarding dividend yields, expected volatility, expected lives and risk-free interest rates. These assumptions reflect management's best estimates, but these items involve inherent uncertainties based on market conditions generally outside of the control of the Company. As a result, if other assumptions had been used in the current period, actual and pro forma stock-based compensation expense could have been materially different. If management uses different assumptions in future periods, stock-based compensation expense could be materially impacted in future years.

The expense related to stock-based employee compensation included in the determination of net income for 2003 is less than that which would have been recognized if the fair value method had been applied to all awards granted after the original effective date of SFAS No. 123. If the Company had elected to adopt the fair value recognition provisions of SFAS No. 123 as of its original effective date, pro forma net income (loss) and earnings (loss) per share would be as follows:

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	Years Ended December 31,		
	2003	2002	2001
Net income, as reported	$ 645	$ 11,249	$ 10,317
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	200	122	36
Deduct: Total stock-based employee compensation expense determined using the fair value method for all awards, net of related tax effects	(1,522)	(1,421)	(857)
Pro forma net income (loss)	$ (677)	$ 9,950	$ 9,496
Earnings (loss) per share:			
Basic–as reported	$ 0.04	$ 0.76	$ 0.67
Basic–pro forma	$ (0.05)	$ 0.68	$ 0.62
Diluted–as reported	$ 0.04	$ 0.76	$ 0.67
Diluted–pro forma	$ (0.05)	$ 0.68	$ 0.62

During the years ended December 31, 2003, 2002 and 2001, the weighted-average grant date fair value of options granted to employees was $8.75, $11.42 and $12.24 per share, respectively.

Advertising Costs

The costs of advertising are charged to expense as incurred. Advertising expense was $4,339, $3,659 and $3,364 in 2003, 2002 and 2001, respectively.

The Company makes market development funds ("MDF") available to certain retailers that serve as agents for SureWest Wireless for the reimbursement of co-branded advertising expenses. To the extent that MDF is used by the Company's customers for co-branded advertising, and (i) the agents provide the Company with third-party evidence of such co-branded advertising as prescribed by Company policy and (ii) the Company can reasonably estimate the fair value of its portion of the advertising, such amounts are charged to advertising expense as incurred.

Income Taxes

The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Per Share Amounts

Basic per share amounts are computed using the weighted average number of shares of the Company's common stock outstanding, less the weighted average number of unvested restricted common shares outstanding during the period.

Diluted per share amounts are determined in the same manner as basic per share amounts, except the number of weighted average common shares used in the computations (i) includes unvested restricted common shares outstanding and (ii) is increased assuming the exercise of dilutive stock options using the treasury stock method.

The following table presents the calculations of weighted average common shares used in the computations of basic and diluted per share amounts presented in the accompanying consolidated statements of income:

	Years Ended December 31,		
	2003	2002	2001
Basic:			
Weighted average shares of common stock outstanding	14,539	14,737	15,338
Less weighted average shares of restricted common stock	17	9	12
Weighted average common shares used in computing basic per share amounts	14,522	14,728	15,326
Diluted:			
Weighted average shares of common stock outstanding	14,539	14,737	15,338
Plus weighted average shares of common stock from the assumed exercise of dilutive stock options	–	58	49
Weighted average common shares used in computing diluted per share amounts	14,539	14,795	15,387

Statements of Cash Flows Information

During 2003, 2002 and 2001, the Company made payments for interest and income taxes as follows:

	2003	2002	2001
Interest, net of amounts capitalized ($1,095 in 2003, $1,074 in 2002 and $1,708 in 2001)	$ 3,758	$ 2,485	$ 1,285
Income taxes	$ -	$ 2,812	$ 93,466

Other Comprehensive Income (loss)

Significant components of the Company's other comprehensive income (loss) are as follows:

	Years Ended December 31,		
	2003	2002	2001
Net Income	$ 645	$ 11,249	$ 10,317
Minimum pension and post-retirement benefit liability adjustment, net of income taxes of $934 and $1,138 in 2003 and 2002 (none in 2001)	1,376	(1,637)	-
Other comprehensive income	$ 2,021	$ 9,612	$ 10,317

As of December 31, 2003 and 2002, the accumulated other comprehensive loss was $261 and $1,637, respectively, which consisted of minimum pension and post-retirement benefit liability adjustments, net of income taxes.

Recent Accounting Pronouncements

On May 15, 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity, such as mandatorily redeemable equity instruments. The adoption of SFAS No. 150 had no effect on the Company's 2003 consolidated financial statements.

In January 2003, the FASB issued Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulletin ("ARB") No. 51, "Consolidated Financial Statements." FIN No. 46 applies to any business enterprise that has a controlling interest, contractual relationship or other business relationship with a variable interest entity ("VIE") and establishes guidance for the consolidation of VIEs that function to support the activities of the primary beneficiary. The Company believes it has no investments in, or contractual or other business relationships with, VIEs. The adoption of FIN No. 46 had no effect on the Company's consolidated financial statements as of and for the year ended December 31, 2003.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with an Exit or Disposal Activity." SFAS No. 146 revises the accounting for exit and disposal activities under Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)," by extending the period in which expenses related to restructuring activities are reported. A commitment to a plan to exit an activity or dispose of long-lived assets is no longer sufficient to record a one-time charge for most restructuring activities. Instead, companies will record exit or disposal costs when they are "incurred" and can be measured at fair value. In addition, the resultant liabilities must be subsequently adjusted for changes in estimated cash flows. The Company adopted SFAS No. 146 on January 1, 2003, and the adoption of this new standard did not have a material effect on the Company's 2003 consolidated financial statements.

On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for an entity that voluntarily changes to the fair value method of accounting for stock-based employee compensation. In addition, it also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income including per share amounts, of an entity's accounting policy decisions with respect to stock-based employee compensation in annual and interim financial statements. SFAS No. 148 does not amend SFAS No. 123 to require companies to account for their stock-based employee compensation using the fair value method. The disclosure provisions of SFAS No. 123 were effective immediately in 2002. The Company changed its method of accounting on a prospective basis for stock-based employee compensation to the fair value method during the fourth quarter of 2003. The adoption of this new standard did not have a material effect on the Company's consolidated financial statements as of and for the year ended December 31, 2003.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company adopted SFAS No. 143 on January 1, 2003. The adoption of this new standard did not have a material effect on the Company's consolidated financial statements as of and for the year ended December 31, 2003.

In October 2002, the FASB's EITF reached a consensus on EITF Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." Under EITF Issue No. 00-21, revenue arrangements with multiple deliverables are required to be divided into separate units of accounting under certain circumstances. The Company adopted EITF Issue No. 00-21 on a prospective basis for arrangements entered into after June 30, 2003. The Company has determined that the sale of its wireless handsets and the associated phone service provided by the Wireless segment should be considered separate units of accounting under EITF Issue No. 00-21. Accordingly, beginning on July 1, 2003, the Company began applying EITF Issue No. 00-21 to all wireless handset sales below cost, which approximates fair value in the absence of an activation "subsidy," when it receives an up-front fee of any kind (e.g., a service activation fee). The application of EITF Issue No. 00-21 resulted in the immediate recognition of all or a portion of such up-front fees as equipment sales revenue. Additionally, when the Company activates wireless service for a customer, but does not concurrently provide the customer with a handset, any up-front fees received continue to be deferred and amortized over the expected term of the customer relationship. The Company provides a general right of return within the first 30 days of service for a 100% refund of the handset cost. The estimated equipment return allowance associated with this right of return is estimated based on historical experience. The adoption of EITF Issue No. 00-21 did not have a material effect on the Company's 2003 consolidated financial statements.

In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 requires certain guarantees to be recorded at fair value, which is different from current practice, which is generally to record a liability only when a loss is probable and reasonably estimable. FIN No. 45 also requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote. The disclosure provisions of FIN No. 45 were effective immediately in 2002. The Company adopted the recognition and measurement provisions of FIN No. 45 on a prospective basis with respect to guarantees issued or modified after December 31, 2002. The adoption of the recognition and measurement provisions of FIN No. 45 did not have a material effect on the Company's consolidated financial statements as of and for year ended December 31, 2003.

The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002. SFAS No. 142 addresses accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." The Company believes its wireless spectrum licenses have indefinite lives because such licenses can be renewed indefinitely at little cost. Accordingly, the Company has applied the non-amortization provision of SFAS No. 142 to the Company's wireless spectrum licenses effective January 1, 2002, which resulted in an increase in the Company's consolidated net income of $305 ($0.02 per share) for the years ended December 31, 2003 and 2002. The Company's operating results for the year ended December 31, 2001 included $483 amortization expense related to the Company's wireless spectrum licenses. In the absence of such amortization, the Company's adjusted net income for the year ended December 31, 2001 would have been $10,600 ($0.69 per share). Beginning in the first quarter of 2002, the Company's wireless spectrum licenses are carried at the lower of cost or fair value (the application of this provision of SFAS No. 142 had no effect on the Company's consolidated financial statements as of and for the years ended December 31, 2003 and 2002). The goodwill recognized by the Company in connection with the acquisition of SureWest Custom Data Services in July 2001 is not being amortized based on the provisions of SFAS Nos. 141 and 142. Instead, under the provisions of SFAS No. 142, goodwill is evaluated at least annually for impairment in a two-step process. The first step screens for potential impairment and the second step measures any impairment loss resulting from step one. The Company tests for impairment annually during the fourth quarter. The Company completed its annual impairment tests during the fourth quarters of 2003 and 2002 and did not identify any impairment. The goodwill is allocated to the Telecom segment in accordance with the provisions of SFAS No. 142.

On January 1, 2002, the Company adopted the provision of EITF Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)," dealing with consideration from a vendor to a reseller under cooperative advertising and other arrangements. This provision of EITF Issue No. 01-9 states that consideration from a vendor to a reseller of the vendor's products or services is presumed to be a reduction of the selling price of the vendor's products or services, unless the vendor (i) receives an identifiable benefit in return for the consideration and (ii) can reasonably estimate the fair value of the benefit received. If the amount of consideration paid by the vendor exceeds the estimated fair value of the benefit received, the excess amount is to be recorded by the vendor as a reduction of revenues. The application of this new guidance did not have a material effect on the Company's 2003 and 2002 consolidated financial statements.

On January 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and provides a single accounting model for long-lived assets to be disposed of. The adoption of SFAS No. 144 did not have a material effect on the Company's 2002 consolidated financial statements.

2. REVENUE RECOGNITION

The Company recognizes revenue when (i) persuasive evidence of an arrangement between the Company and the customer exists, (ii) delivery of the product to the customer has occurred or service has been provided to the customer, (iii) the price to the customer is fixed or determinable and (iv) collectibility of the sales price is reasonably assured. Revenues based on a flat fee, derived principally from local telephone, dedicated network access, data communications, Internet access service, residential/business broadband service and non-contract wireless services, are billed in advance and recognized in subsequent periods when the services are provided. Contract wireless services are billed in arrears. Revenues based on usage, derived primarily from network access and long distance services, are recognized monthly as services are provided. Incremental direct costs of telecommunications service activation are charged to expense in the period in which they are incurred. Directory advertising revenues and costs related to publishing and distributing directories are recognized using the "circulation period" method, under which revenues and related costs are recognized ratably over the expected useful life of the directory, generally one year from the date of publication. For all other operations, revenue is recognized when products are delivered or services are rendered to customers.

Effective July 1, 2003, the Company began applying the FASB EITF Issue No. 00-21 to all wireless handset sales below cost, which approximates fair value in the absence of an activation "subsidy," when it receives an up-front fee of any kind (e.g., a service activation fee). The application of EITF Issue No. 00-21 resulted in the immediate recognition of all or a portion of such up-front fees as equipment sales revenue. Additionally, when the Company activates wireless service for a customer, but does not concurrently provide the customer with a handset, any up-front fees received continue to be deferred and amortized over the expected term of the customer relationship. The Company provides a general right of return within the first 30 days of service for a 100% refund of the handset cost. The estimated equipment return allowance associated with this right of return is estimated based on historical experience. The adoption of EITF Issue No. 00-21 did not have a material impact on the Company's 2003 consolidated financial statements.

Certain of the Company's customers filed for bankruptcy protection in 2002, the most notable of which was WorldCom, Inc. ("WorldCom"), which, together, with its affiliates, filed for bankruptcy protection on July 21, 2002. As a result of the bankruptcy filing, the Company recognized bad debt expense of approximately $1,343 in 2002 relating to amounts owed from WorldCom to the Company for services prior to the bankruptcy filing. With respect to post-petition obligations, WorldCom had proposed, pursuant to a provision of the Bankruptcy Code, and the Bankruptcy Court has agreed, that utilities (including Incumbent Local Exchange Carriers) are entitled to "adequate assurances" that WorldCom will satisfy its obligations for post-petition services. The Bankruptcy Court provided, with respect to any post-petition services provided after August 14, 2002, that all utilities will have a junior superiority administrative claim senior to other administrative claims and junior only to the claims of WorldCom's post-petition lenders. If WorldCom fails to pay for post-petition services, a utility can either take appropriate action under any applicable tariff or regulation, or seek, on an expedited basis, an order from the Bankruptcy Court requiring immediate payment or other relief. As of December 31, 2003, obligations owed by WorldCom to the Company for post-petition services have been paid on a timely basis.

During the fourth quarter of 2000, the Company changed its method of accounting, retroactive to January 1, 2000, for up-front fees associated with telecommunications service activation in accordance with the guidance contained in the Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." Previously, the Company had recognized such up-front fees as revenues upon activation of service. Under the new accounting method, the Company now recognizes up-front fees associated with service activation over the expected duration of the customer relationships, which presently ranges from one to five years, using the straight-line method. The cumulative effect of the change on prior years resulted in a charge to income of $3,273 (net of income taxes of $2,250), which was included in net income for the year ended December 31, 2000. For the years ended December 31, 2003, 2002 and 2001, the Company recognized $413, $926 and $1,708, respectively, of revenues that were in the cumulative effect adjustment as of January 1, 2000. The effect of those revenues was to increase income by $244 (net of income taxes of $169), $555 (net of income taxes of $371) and $1,025 (net of income taxes of $683) for the years ended December 31, 2003, 2002 and 2001, respectively.

3. CORPORATE TREASURY INVESTIGATION

In December 2003, the Company discovered certain irregular bank transactions and deposits in a routine investigation following the abrupt resignation of the Company's Treasury Analyst. Immediately following the Company's initial review that uncovered suspect transfers, the Company broadened its review of the investment and cash operations, and a special corporate investigation was launched by the Audit Committee, which engaged outside counsel and forensic auditors. The investigations revealed concealed illegal transfers in violation of the Company's investment and cash management policies. The Company believes that the irregularities were limited to the 2003 calendar year. The investigation suggests that as much as $25,000 may have been involved in the scheme. Nearly all of the funds have been recovered; however, at present, approximately $1,828 remains outstanding and has been reflected as a non-operating loss in the Company's 2003 consolidated financial statements. The Company has filed an insurance claim to recover the missing funds. In January, the Federal Bureau of Investigation ("FBI") launched its own probe into the illegal funds transfer. On February 5, 2004, the FBI made three arrests, including the Company's former Treasury Analyst, on charges of mail fraud, conspiracy and money laundering. The Company has filed a civil lawsuit seeking to recover the misappropriated funds and other costs from five individuals and a private company allegedly associated with the fraudulent scheme to illegally transfer the Company's funds to outside accounts. Should the insurance claim be perfected or the civil lawsuit successful, the Company will recognize a recovery of the funds at that time.

4. ASSET PURCHASE

On July 12, 2002, the Company purchased substantially all of the assets of Western Integrated Networks, LLC and certain affiliates (collectively, "WIN") in a transaction supervised by the United States Bankruptcy Court for the District of Colorado. The purchase price for the assets of WIN consisted of (i) $12,000 in cash, (ii) direct acquisition costs of $622 and (iii) the assumption of certain current liabilities aggregating $4,717 relating principally to executory contracts and capital lease obligations.

The Company does not believe the assets acquired from WIN constitute a self-sustaining, integrated set of activities and assets that would constitute a business, principally due to the absence of an established customer base at WIN or significant revenue generating activities as of July 12, 2002. Since July 12, 2002, the Company has been utilizing the assets acquired from WIN to offer bundled high-speed Internet, digital cable and telephone services under the SureWest Broadband/Residential Services name in the Sacramento metropolitan area.

Prior to July 12, 2003, the Company obtained additional information regarding the fair values of certain assets acquired and liabilities assumed from WIN. Accordingly, the Company prospectively adjusted the preliminary purchase price allocation in connection with the preparation of its 2003 consolidated financial statements. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, July 12, 2002, based on the Company's final allocation of the aforementioned purchase price:

Accounts receivable, net	$ 615
Equipment held for sale	2,573
Other current assets	931
Property, plant and equipment	12,327
Intangible asset relating to favorable operating leases	893
Total assets acquired	17,339
Current liabilities assumed under executory contracts	3,483
Liabilities assumed under capital lease obligations	1,064
Other liabilities	170
Total liabilities assumed	4,717
Net assets acquired	$ 12,622

The equipment purchased from WIN that was held for sale consisted primarily of network assets located in Dallas, Texas. The Company completed the sale of such equipment during the first quarter of 2003. The Company did not recognize a gain or loss on the sale of these assets.

The property, plant and equipment acquired from WIN consisted principally of a primary processing center, video head end equipment, a fiber-coaxial cable network located in the Sacramento metropolitan area, software licenses and office furniture and equipment. The Company is depreciating these assets on a straight-line basis over estimated useful lives ranging from three to fifteen years.

In addition, the Company recognized an intangible asset related to favorable operating leases assumed from WIN. This intangible asset is being amortized to rent expense over the remaining lease terms, which range from two to ten years. As of December 31, 2003 and 2002, accumulated amortization associated with this intangible asset was $711 and $100, respectively.

Under the terms of the asset purchase agreement, $1,200 of the aggregate purchase price was held in an escrow account to protect the Company in the event of any claims available to the Company. On January 28, 2003, $150 was released to the Company, and the balance remains in the escrow account. The Company has entered into a tentative agreement to resolve all differences in connection with the amounts held in escrow, and the disputes that led to the establishment of the escrow, which has been submitted to the Bankruptcy Court for approval. Under the terms of the tentative settlement, no additional funds will be paid by or released to the Company.

5. SALE OF ALARM MONITORING DIVISION

On January 25, 2002, the Company sold substantially all of the assets of its alarm monitoring division, which was a component of the Telecom segment, for approximately $5,150. This sale resulted in a pre-tax gain of $4,435 during 2002. Through December 31, 2003, the Company has received cash proceeds of $4,995, of which $4,495 and $500 were received during 2002 and the fourth quarter of 2001, respectively, related to the sale of the alarm monitoring division assets. The alarm monitoring assets consisted primarily of customer contracts and equipment, which had a book value of approximately $355 as of the date of the sale. The purchaser of the assets commenced litigation against the Company relating to claims under the asset agreement, generally in connection with certain contracts assigned to the purchaser. On July 17, 2003, the Company and the purchaser settled the litigation and the parties released all claims in exchange for payment by the Company to the purchaser of $375, which was paid during 2003. Total operating revenues attributable to the Company's alarm monitoring division during 2002 and 2001 were $279 and $2,530, respectively (none in 2003).

6. ACQUISITION OF BUSINESS AND MINORITY INTEREST

Effective July 31, 2001, the Company acquired all of the outstanding common stock of SureWest Custom Data Services for $2,100 in cash. The acquisition was accounted for as a purchase in accordance with SFAS No. 141 "Business Combinations." The assets of SureWest Custom Data Services acquired by the Company, which had an aggregate fair value of $491, consisted principally of cash, accounts receivable and property, plant and equipment. The liabilities of SureWest Custom Data Services assumed by the Company, which had an aggregate fair value of $534, consisted principally of accounts payable and long-term debt. As a result of this acquisition, the Company recorded $2,171 of goodwill, which was assigned to the Telecom Segment. None of this goodwill is deductible for tax purposes. As of January 1, 2004, SureWest Custom Data Services operates as SureWest Broadband.

During the second quarter of 2001, the Company acquired from Foresthill Telephone Co. ("FHT") its 1.8% interest in SureWest Wireless for $2,500 in cash. As a result of the acquisition, the Company now owns 100% of SureWest Wireless. A former member of the Company's Board of Directors was, at the time of the acquisition, the President and sole shareholder of FHT.

7. CREDIT ARRANGEMENTS

Long-term debt outstanding as of December 31, 2003 and 2002 consisted of the following:

	2003	2002
Unsecured Series A Senior Notes, with interest payable semiannually at a fixed rate of 6.3%; principal payments are due in equal annual installments of approximately $3,636, commencing in December 2003 and ending in December 2013	$ 36,363	$ 40,000
Unsecured Series B Senior Notes, with interest payable semiannually at a fixed rate of 4.74%; principal payments are due in equal annual installments of approximately $12,000, commencing in March 2009 and ending in March 2013	60,000	–
Unsecured term loan with a bank, with interest payable quarterly at a fixed rate of 6.22%; principal payments are due in equal quarterly installments of approximately $536, through December 2003	–	2,143
Note payable, with interest payable quarterly at a fixed rate of 8.00%; principal payments are due in equal quarterly installments of approximately $36, through November 2005	286	422
Total long-term debt	96,649	42,565
Less current portion	3,779	5,920
Total long-term debt, net of current portion	$ 92,870	$ 36,645

7. CREDIT ARRANGEMENTS (CONTINUED)

At December 31, 2003, the aggregate maturities of long-term debt were (i) $3,636 annually through 2008, (ii) $15,636 annually from 2009 through 2013 and (iii) $143 annually through 2005 for a total of $92,870.

On March 13, 2003, the Company completed a note purchase agreement for the issuance of its unsecured Series B Senior Notes ("Series B Notes") in the aggregate principal amount of $60,000. The Company used a portion of the proceeds from the issuance of the Series B Notes to retire certain short-term borrowings, which had an aggregate outstanding principal balance of $15,000 as of December 31, 2002. Consequently, such short-term borrowings have been presented as a long-term liability in the accompanying consolidated balance sheet as of December 31, 2002.

In March 2000, the Company entered into a business loan agreement with a bank for a $30,000 line of credit with a term of three years. In July 2002, the bank amended the credit facility increasing the borrowing capacity from $30,000 to $50,000 through June 1, 2004. Interest on this credit facility is based on a LIBOR-based pricing formula. While the Company has borrowed previously under this credit facility, there were no amounts outstanding under this credit facility as of December 31, 2003, nor since the issuance of the Series B Notes. The Company obtained a waiver as of December 31, 2003 with respect to a technical violation of the business loan agreement; however, the Company does not believe the violation to be of any consequence since (i) there were no amounts outstanding as of the time of the technical violation nor thereafter and (ii) subsequent to December 31, 2002, the Company and the Bank executed an amendment to the business loan agreement extending the expiration date until June 1, 2005 and revising certain covenants. (see Note 17).

Certain of the aforementioned credit arrangements contain various positive and negative covenants with respect to cash flow coverage, tangible net worth and leverage ratio. These provisions could restrict the payment of dividends in certain circumstances; however, the entire amount of retained earnings at December 31, 2003 and 2002 was unrestricted.

8. INCOME TAXES

Income tax expense consists of the following components:

	2003	2002	2001
Current expense (benefit):			
Federal	$ 782	$ (9,095)	$ (4,613)
State	1,549	(607)	1,101
Total current expense (benefit)	2,331	(9,702)	(3,512)
Deferred expense (benefit):			
Federal	75	15,010	10,050
State	(1,384)	2,118	331
Total deferred expense (benefit)	(1,309)	17,128	10,381
Total income tax expense	$ 1,022	$ 7,426	$ 6,869

Income tax expense differs from that computed by using the statutory federal tax rate (35% in all years presented) due to the following:

	2003	2002	2001
Computed at statutory rates	$ 583	$ 6,536	$ 6,015
Increase (decrease):			
State taxes, net of federal benefit	108	982	930
Other, net	331	(92)	(76)
Income tax expense	$ 1,022	$ 7,426	$ 6,869
Effective federal and state tax rate	61.3%	39.8%	40.0%

The significant components of the Company's deferred income tax assets and liabilities were as follows at December 31, 2003 and 2002:

	Deferred Income Taxes			
	2003		2002	
	Assets	Liabilities	Assets	Liabilities
Property, plant and equipment-primarily due to depreciation differences	$ -	$ 37,820	$ -	$ 32,128
Differences in the timing of recognition of revenues	9,838	-	7,182	-
State franchise taxes	209	-	-	-
Other, net	10,526	8,490	6,432	8,038
Total	20,573	46,310	13,614	40,166
Less current portion	209	-	-	-
Total deferred income taxes	$ 20,364	$ 46,310	$ 13,614	$ 40,166
Net long-term deferred income tax liability		$ 25,946		$ 26,552

As of December 31, 2003, the Company had net operating loss carryforwards for federal income tax purposes of approximately $19,434, which will expire in the years 2018 through 2023, if not utilized. Deferred tax assets relating to net operating loss carryforwards for federal purposes as of December 31, 2003 include approximately $463 associated with stock compensation activity for which subsequent realized tax benefits, if any, will reduce income taxes payable in the future. The Company also had net operating loss carryforwards for state income tax purposes of approximately $218, which will expire in the years 2004 through 2011, if not utilized. The Company also had research and development tax credit carryforwards of approximately $100 both for federal and state income tax purposes. The federal credit will expire in 2022 if it is not utilized. The state credits have no expiration date.

9. PENSION AND OTHER POST-RETIREMENT BENEFITS

The Company sponsors a noncontributory defined benefit pension plan (the "Pension Plan") covering substantially all of its employees. In December 2003, the Company approved an amendment to the Pension Plan that essentially provided for the adoption of the Pension Plan by all subsidiaries, thereby extending the pension benefit to all employees of the Company, effective January 1, 2004. Benefits are based on years of service and the employee's average compensation during the five highest consecutive years of the last ten years of credited service. The Company's funding policy is to contribute annually an actuarially determined amount consistent with applicable federal income tax regulations. Contributions are intended to provide for benefits attributed to service to date. Pension Plan assets are primarily invested in collective trust accounts, government and government agency obligations, publicly traded stocks and bonds and mortgage-related securities.

The Company also has an unfunded Supplemental Executive Retirement Plan ("SERP"), which provides supplemental retirement benefits to certain executives of the Company. The SERP provides for incremental pension payments partially to offset the reduction in amounts that would have been payable under the Pension Plan if it was not for limitations imposed by federal income tax regulations.

In addition, the Company provides certain post-retirement benefits other than pensions ("Other Benefits") to substantially all employees, including life insurance benefits and a stated reimbursement for Medicare supplemental insurance.

The Company uses a measurement date of December 31 for the majority of its pension and other post retirement benefit plans.

9. PENSION AND OTHER POST-RETIREMENT BENEFITS (CONTINUED)

The following table sets forth the change in benefit obligation, change in plan assets and funded status of the Pension Plan, SERP and Other Benefits as of December 31, 2003 and 2002:

	Pension Plan & SERP		Other Benefits	
	2003	2002	2003	2002
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 98,853	$ 95,460	$ 4,554	$ 3,993
Service cost	4,557	4,552	353	319
Interest cost	6,841	6,866	326	297
Plan participants' contributions	–	–	228	–
Plan amendments	–	–	175	–
Actuarial losses (gain)	4,521	(4,026)	(180)	312
Benefits paid	(4,419)	(3,999)	(420)	(367)
Benefit obligation at end of year	$ 110,353	$ 98,853	$ 5,036	$ 4,554
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 73,806	$ 74,019	$ 1,347	$ 1,450
Actual return on plan assets	15,453	(8,157)	289	(164)
Company contribution	9,109	11,943	446	428
Participant contributions	–	–	228	–
Benefits paid	(4,419)	(3,999)	(420)	(367)
Fair value of plan assets at end of year	$ 93,949	$ 73,806	$ 1,890	$ 1,347
Funded status:				
Unfunded status of plan at end of year	$ (16,404)	$ (25,048)	$ (3,146)	$ (3,207)
Unrecognized actuarial loss (gain)	16,784	22,210	(142)	220
Unrecognized prior service cost	575	667	408	259
Unrecognized net transition obligation	573	840	–	–
Prepaid (accrued) benefits	$ 1,528	$ (1,331)	$ (2,880)	$ (2,728)

Amounts recognized in the consolidated balance sheets at December 31, 2003 and 2002 consist of:

	Pension Plan & SERP		Other Benefits	
	2003	2002	2003	2002
Prepaid benefit cost	$ 3,009	$ –	$ –	$ –
Accrued benefit cost	(1,481)	(1,331)	(2,880)	(2,728)
Additional minimum liability	(568)	(4,282)	–	–
Intangible assets	126	1,507	–	–
Accumulated other comprehensive income	442	2,775	–	–
Prepaid (accrued) benefits	$ 1,528	$ (1,331)	$ (2,880)	$ (2,728)

Information for the Pension Plan and SERP, which have with an accumulated benefit obligations in excess of plan assets as of December 31, 2003 are as follows:

	2003	2002
Projected benefit obligation	$ 110,353	$ 98,853
Accumulated benefit obligation	$ 91,375	$ 79,419
Fair value of plan assets	$ 93,949	$ 73,806

Net periodic pension cost recognized in the consolidated statements of income for the years ended December 31, 2003, 2002 and 2001 under the Pension Plan, SERP and Other Benefits plan included the following components:

	Pension Plan & SERP			Other Benefits		
	2003	2002	2001	2003	2002	2001
Service cost-benefits earned during the period	$ 4,557	$ 4,552	$ 4,060	$ 353	$ 320	$ 237
Interest cost on projected benefit obligation	6,841	6,866	6,394	326	297	233
Expected return on plan assets	(6,305)	(6,368)	(6,487)	(108)	(117)	(118)
Amortization of prior service cost	92	92	71	26	26	27
Recognized net actuarial loss	798	151	47	–	(6)	(58)
Amortization of transition obligation	267	267	267	–	–	–
Net pension cost	$ 6,250	$ 5,560	$ 4,352	$ 597	$ 520	$ 321

The weighted-average assumptions used to determine projected benefit obligations as of December 31, 2003 and 2002 are as follows:

	Pension Plan & SERP		Other Benefits	
	2003	2002	2003	2002
Discount rate	6.25%	6.75%	6.25%	6.75%
Rate of compensation increase	5.00%	5.00%	5.00%	5.00%

Weighted-average assumptions used to determine net periodic benefit cost as of December 31, 2003 and 2002 are as follows:

	Pension Plan & SERP			Other Benefits		
	2003	2002	2001	2003	2002	2001
Discount rate	6.75%	7.00%	7.25%	6.75%	7.00%	7.25%
Expected long-term return on plan assets	8.50%	8.50%	8.50%	8.50%	8.50%	8.50%
Rate of compensation increase	5.00%	6.00%	6.00%	5.00%	6.00%	6.00%

The expected rate of return on plan assets is the weighted average of expected long-term asset return assumptions.

Assumed health care cost trend rates at December 31, 2003 and 2002 are as follows:

	2003	2002
Health care cost trend assumed for the next year	9.00%	10.00%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	6.00%	6.00%
Year that the rate reaches the ultimate trend rate	2007	2007

Assumed health care cost trend rates have a significant effect on the amounts reported for the Other Benefits plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-percentage-Point Increase	1-percentage-Point Decrease
Effect on total 2003 service and interest costs	$ 56	$ (47)
Effect on Other Benefits obligation as of December 31, 2003	$ 274	$ (239)

9. PENSION AND OTHER POST-RETIREMENT BENEFITS (CONTINUED)

The assets of the Pension Plan and Other Benefits are combined in a single trust and invested in the aggregate. The SERP benefit obligation is funded through current Company assets. The allocation for the plan assets at the end of 2003 and 2002, and the target allocation for 2004, by asset category is as follows:

	Target Allocation	Percentage Of Plan Assets At December 31,	
ASSET CATEGORY	2004	2003	2002
Equity securities	35-45%	39.6%	53.2%
Government/credit securities	35-45%	38.6%	30.9%
International stocks	15-25%	20.9%	14.1%
Cash equivalents	0-2%	0.9%	1.8%
Total	100%	100%	100%

The fair value of plan assets for these plans is $95,839 and $75,153 at December 31, 2003 and 2002, respectively. The expected long-term rate of return on these plan assets for 2003 and 2002 was 8.5%.

Revised in mid-2003, the Company's investment strategy is designed to provide a stable environment to secure participant retirement benefits and minimize the reliance on contributions as a source of benefit security. As such, plan assets are invested to maximize the plan's funded ratios over the long-term while managing the downside risk that funded ratios fall below some specified threshold level. The asset return objective is to achieve, as a minimum over time, the passively managed return earned by managed index funds, weighted in the proportions outlined by the asset class exposures identified in the plan's strategic allocation.

The Company expects to contribute $5,500 and $460 to the Pension Plan and Other Benefits plan, respectively, in 2004.

Estimated Future Benefit Payments

Information about the expected cash flows for the Pension Plan, SERP and Other Benefits plan is as follows :

	Pension Plan & SERP	Other Benefits
Expected benefit payments:		
2004	$ 4,475	$ 187
2005	4,687	222
2006	4,972	258
2007	5,383	296
2008	5,741	333
2009 - 2013	36,123	2,336

The above table reflects the total benefits expected to be paid from the plans or from the Company's assets, including both the Company's share of the benefit cost and the participants' share of the cost, which is funded by participant contributions to the plans. Expected contributions reflect amounts expected to be contributed to funded plans.

Prior to December 31, 2001, the Company maintained two defined contribution retirement plans, the Employee Stock Ownership Plan ("ESOP") and the Retirement Supplement Plan ("RSP"), which together provided retirement and savings features for substantially all employees. The Company approved an amendment to merge the RSP into the ESOP as of December 31, 2001 and to change the structure of the Company's provision to match employee contributions to the ESOP from one-half of an employee's contributions, to a dollar-for-dollar match up to six percent of an employee's salary.

In addition, effective June 1, 2002, the Company approved an amendment to establish the SureWest KSOP (the "KSOP"), replacing the ESOP, in order to allow its participants an opportunity to diversify their retirement holdings. All of the assets held in the ESOP were transferred to the KSOP. The Company has retained an investment management company to be the record keeper and fund manager of the KSOP. Employees may choose from eleven investment options, including the Company's Stock Fund. The KSOP will continue to have both a retirement and savings feature. The retirement feature allows for qualified tax deferred contributions by employees under Section 401(k) of the Internal Revenue Code. The KSOP provides for voting rights as to the participant's share of the Company's common stock held by the KSOP and for certain diversification rights of the participant's account balances. Aggregate matching contributions made by the Company and charged to expense under the KSOP, RSP and ESOP were $2,204, $1,962 and $1,725 in 2003, 2002 and 2001, respectively. The KSOP held 1,211,000, 1,263,000 and 1,633,000 shares of the Company's common stock and received dividends of $1,275, $1,410 and $1,729, respectively, during the years ended December 31, 2003, 2002 and 2001, respectively. The Company's earnings per share calculations includes the issued and outstanding shares held by the KSOP.

10. COMMITMENTS AND CONTINGENCIES

Capital and Operating Leases

As a result of the acquisition by SureWest Televideo of certain WIN assets in July 2002 (Note 4) the Company assumed capital leases for certain vehicles. These leases bear interest at imputed rates of 6.3% to 16.2% per annum and expire through December 2010. The capitalized costs related to assets under capital leases were $1,064 as of December 31, 2003 and 2002. The amortization of assets under capital leases is included in depreciation and amortization expense in the accompanying consolidated financial statements. As of December 31, 2003 and 2002, the accumulated amortization for these assets was $315 and $105, respectively.

The Company leases certain facilities and equipment used in its operations under arrangements accounted for as operating leases. The facility leases generally require the Company to pay operating costs, including property taxes, insurance and maintenance, and certain of them contain scheduled rent increases and renewal options. The Company recognizes rent expense on a straight-line basis over the term of each lease. Total rent expense for all operating leases was $5,032, $4,238 and $2,999 in 2003, 2002 and 2001, respectively.

As of December 31, 2003, the Company had various non-cancelable operating and capital leases with terms greater than one year. Future minimum lease payments for all non-cancelable operating and capital leases at December 31, 2003 are as follows:

	Operating Leases	Capital Leases
2004	$ 4,815	$ 417
2005	3,695	230
2006	2,961	32
2007	2,495	7
2008	2,253	7
Thereafter	6,103	14
	$ 22,322	707
Less: amount representing interest		95
Present value of net minimum lease payments		612
Less: current portion		347
		$ 265

Other Commitments

As of December 31, 2003, binding commitments for future capital expenditures were approximately $2,000 in the aggregate.

SureWest Long Distance provides long distance services under resale arrangements with two interexchange carriers, Global Crossing Ltd. ("Global Crossing") and Sprint Communications Company L.P. ("Sprint"). The agreement with Global Crossing is due to expire in July 2004. The Company's 2-year non-exclusive agreement with Sprint will expire in December 2004. The Company's minimum usage requirements for Global Crossing and Sprint for 2004 are $255 and $275, respectively. For the years ended December 31, 2003, 2002 and 2001, the Company paid $1,183, $1,343 and $1,254, respectively, for long distance resale arrangements.

The Company executed a surety and indemnification agreement in the amount of $500 related to a Facility License Agreement entered into during the third quarter of 2003. In addition, the Company has certain other guarantees surrounding its cable franchise licenses.

Litigation, Regulatory Proceedings and Other Contingencies

The Company is subject to certain legal and regulatory proceedings, Internal Revenue Service examinations and other income tax exposures, and other claims arising in the ordinary course of its business. In the opinion of management, the ultimate outcome of these matters will not materially affect the consolidated financial position or results of operations of the Company.

11. EQUITY INCENTIVE PLANS

The Company has two Equity Incentive Plans (the "Plans") for certain employees, outside directors and consultants of the Company, which were approved by shareholders. The Company authorized for future issuance under the Plans 1 million shares (subject to upward adjustment based upon the Company's issued and outstanding shares) of authorized, but unissued, common stock. As of December 31, 2003, 360,159 shares were available for grant. The Plans permit issuance by the Company of awards in the form of restricted shares, stock units, performance shares, stock options and stock appreciation rights. The exercise price per share of the Company's common stock purchasable under any stock option shall not be less than 100% of the fair market value of a share of the Company's common stock on the date of the grant, and the exercise price under a non-qualified stock option shall not be less than 85% of the fair market value of the Company's common stock in the date of the grant.

The following table summarizes stock option activity for the years ended December 31, 2003, 2002 and 2001, along with options exercisable at the end of each year:

	2003			2002			2001		
	Options		Weighted Average Price	Options		Weighted Average Price	Options		Weighted Average Price
Outstanding–January 1,	865,122	$	40.87	739,887	$	41.28	612,500	$	39.46
Granted	12,750		30.26	180,250		38.83	169,800		47.37
Exercised	(5,344)		30.77	(22,805)		39.28	(6,678)		39.86
Cancelled	(48,054)		41.74	(32,210)		39.91	(35,735)		39.27
Outstanding-December 31,	824,474	$	40.72	865,122	$	40.87	739,887	$	41.28
Exercisable at end of year	448,471			262,091			111,957		

The following is a summary of the status of the stock options outstanding at December 31, 2003:

	Options Outstanding				Options Exercisable		
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life		Weighted Average Exercise Price	Number of Shares		Weighted Average Exercise Price
$26.51 - $39.00	197,303	8.24	$	36.69	87,024	$	38.02
$39.25 - $39.25	316,221	6.53	$	39.25	222,927	$	39.25
$39.50 - $50.50	301,950	7.51	$	44.47	135,520	$	47.06
$53.37 - $55.74	9,000	8.30	$	55.35	3,000	$	55.35
	824,474	7.32	$	40.72	448,471	$	41.48

During the year ended December 31, 2003, the Company issued 43,491 shares of the Company's restricted common stock, which had a fair market value ranging from $26.40 to $39.00 per share at the dates of grant, to certain employees, members of management and outside counsel. Deferred stock-based compensation of $1,594 was recorded as a result of the issuance of these shares of restricted common stock. During the year ended December 31, 2002, the Company issued 1,500 shares of the Company's restricted common stock, which had a fair market value of $46 as of the date of grant, to certain members of management and outside counsel. For the year ended December 31, 2001, the Company recorded deferred stock-based compensation of $363 as a result of issuing 8,450 shares of the Company's restricted common stock to members of the Company's Board of Directors and certain members of management. These amounts were determined based on the fair market value of such common shares at the date of grant and are being amortized to operations over the vesting periods (which range from 2 – 5 years) using the graded vesting method. Stock-based compensation expense related to these restricted stock issuances was $291, $202, and $60 for the years ended December 31, 2003, 2002 and 2001, respectively.

12. STOCK REPURCHASE

In February 2000, the Board of Directors authorized the repurchase of up to 1 million shares of the Company's common stock. In June 2002, the Board of Directors approved the repurchase of an additional 500 thousand shares. The shares are purchased from time to time in the open market or through privately negotiated transactions subject to overall financial and market conditions. Additionally, the Company implemented an odd-lot repurchase program during 2001. Through December 31, 2003, approximately 1 million shares of common stock have been repurchased through the programs. The Company has remaining authorization from the Board of Directors to repurchase an additional 469 thousand outstanding shares as of December 31, 2003.

13. SHAREHOLDER RIGHTS PLAN AND CHANGE IN CONTROL AGREEMENT

The Company has a Shareholder Rights Plan wherein shareholders of the Company receive rights to purchase the Company's common stock, or an acquirer's common stock, at a discount in certain events involving an acquisition of 20% or more of the Company's common stock by any person or group in a transaction not approved by the Company's Board of Directors. The rights expire in March 2008.

The Company has change in control agreements with approximately 20 employees, which provide upon (i) a change in control of the Company and (ii) a constructive termination of employment, the payment of a severance benefit approximately equal to twice the employee's annual compensation.

14. BUSINESS SEGMENTS

The Company has three reportable business segments: Telecommunications ("Telecom"), Broadband and Wireless. The Telecom segment includes SureWest Telephone, SureWest Directories and SureWest Long Distance, which provide landline telecommunications services, directory advertising, DSL service, long distance services and certain non-regulated services. SureWest Telephone, which is the principal operating subsidiary of the Telecom segment, provides local and toll telephone services, network access services and certain non-regulated services. SureWest Directories publishes and distributes SureWest Telephone's directory, including the sale of yellow pages advertising. SureWest Directories is also engaged in the business of producing, publishing and distributing directories in other Northern California communities outside of SureWest Telephone's service area. SureWest Long Distance provides long distance services.

The Broadband segment provides various services including: high-speed and dial-up Internet, digital video, local, network access and toll telephone and managed services in the greater Sacramento area, principally to customers residing outside of SureWest Telephone's service area. The Company offers high-speed Internet, digital video and local and long distance phone service as a bundled package referred to as Triple Play. The Broadband segment includes the Company's subsidiaries SureWest Broadband and SureWest Broadband/Residential Services. SureWest Broadband is comprised, in part, of a division of SureWest Telephone operating as a Competitive Local Exchange Carrier.

The Wireless segment consists of the Company's subsidiary SureWest Wireless, which provides wireless services. SureWest Wireless derives its revenue from the provision of wireless services and the sale of handsets and related communications equipment. Revenues include wireless voice services, sales of handsets and related accessories, long distance, handset insurance, roaming service and custom calling features. Non-contract wireless services are billed in advance and recognized in subsequent periods when the services are provided. Contract wireless services are billed in arrears.

Corporate Operations are allocated to the appropriate segment, except for: cash; investments; certain property, plant, and equipment and miscellaneous other assets which are not allocated to the segments. However, the investment income associated with cash and investments held by Corporate Operations is included in the results of the operations of the Company's segments. The Company evaluates the performance of its segments based on income (loss) from operations.

14. BUSINESS SEGMENTS (CONTINUED)

These segments are strategic business units that offer different products and services. The accounting policies of these segments are the same as those described in Notes 1 and 2. The Company accounts for intersegment revenues and expenses at prevailing market rates. The Company's business segment information is as follows (the Company's 2002 and 2001 business segment information has been restated to conform to the Company's organizational structure in 2003):

2003	Telecom	Broadband	Wireless	Corporate Operations	Intercompany Eliminations	Consolidated
Operating revenues from external customers	$ 138,924	$ 29,267	$ 27,146	$ -	$ -	$ 195,337
Intersegment revenues	23,576	1,683	744	-	(26,003)	-
Operating expenses	83,645	42,754	34,724	-	(26,003)	135,120
Depreciation and amortization	31,257	4,508	16,705	-	-	52,470
Income (loss) from operations	47,598	(16,312)	(23,539)	-	-	7,747
Interest income	322	2	(18)	-	-	306
Interest expense, net of capitalized interest	(452)	(1,890)	(1,905)	-	-	(4,247)
Corporate treasury loss	1,263	347	218	-	-	1,828
Income tax expense (benefit)	19,327	(7,551)	(10,754)	-	-	1,022
Net income (loss)	$ 26,565	$ (10,983)	$ (14,937)	$ -	$ -	$ 645
Total assets	$ 569,574	$ 104,522	$ 80,217	$ 53,025	$ (372,129)	$ 435,209
Capital expenditures	$ 15,675	$ 47,626	$ 5,224	$ 7,580	$ -	$ 76,105

2002	Telecom	Broadband	Wireless	Corporate Operations	Intercompany Eliminations	Consolidated
Operating revenues from external customers	$ 149,679	$ 13,051	$ 23,225	$ -	$ -	$ 185,955
Intersegment revenues	16,826	1,189	507	-	(18,522)	-
Operating expenses	86,417	23,448	33,796	-	(18,522)	125,139
Depreciation and amortization	28,249	1,972	14,905	-	-	45,126
Income (loss) from operations	51,839	(11,180)	(24,969)	-	-	15,690
Interest income	738	-	1	-	-	739
Interest expense, net of capitalized interest	366	85	1,425	-	-	1,876
Income tax expense (benefit)	22,762	(4,585)	(10,751)	-	-	7,426
Net income (loss)	$ 33,634	$ (6,715)	$ (15,670)	$ -	$ -	$ 11,249
Total assets	$ 524,913	$ 64,654	$ 132,483	$ 15,085	$ (340,619)	$ 396,516
Capital expenditures	$ 16,460	$ 10,125	$ 10,650	$ 7,117	$ -	$ 44,352

2001	Telecom	Broadband	Wireless	Corporate Operations	Intercompany Eliminations	Consolidated
Operating revenues from external customers	$ 142,780	$ 4,649	$ 16,056	$ -	$ -	$ 163,485
Intersegment revenues	12,877	77	245	-	(13,199)	-
Operating expenses	82,518	8,178	33,384	-	(13,199)	110,881
Depreciation and amortization	27,454	553	11,834	-	-	39,841
Income (loss) from operations	45,685	(4,005)	(28,917)	-	-	12,763
Interest income	4,803	-	-	-	-	4,803
Interest expense, net of capitalized interest	(320)	(126)	1,760	-		1,314
Income tax benefit (expense)	20,921	(1,597)	(12,455)	-	-	6,869
Net income (loss)	$ 30,724	$ (2,283)	$ (18,124)	$ -	$ -	$ 10,317
Total assets	$ 486,581	$ 27,559	$ 123,453	$ 50,694	$ (276,680)	$ 411,607
Capital expenditures	$ 30,957	$ 9,754	$ 28,845	$ -	$ -	$ 69,556

15. OTHER RELATED PARTY TRANSACTIONS

A former officer of the Company is also a member of the Board of Directors of a local banking institution. As of December 31, 2000, the Company had a $15,000 certificate of deposit with a term greater than one year with such banking institution. In the fourth quarter of 2001, the Company redeemed this certificate of deposit for an amount equal to its historical carrying value, including accrued interest. In addition, during the years ended December 31, 2003, 2002 and 2001, the Company provided $45, $17 and $18, respectively, in telecommunications services to this banking institution.

A member of the Company's Board of Directors as of December 31, 2003 was also an executive officer and director of a certain entity from which the Company purchased approximately $545 in telecommunications equipment during 2001 (no similar purchases were made during 2002 and 2003).

On May 31, 2002, the company repurchased 300 thousand shares of its common stock from one of its employee benefit plans. The Company utilized two separate independent third party entities for the purpose of providing fairness opinions in connection with the transaction. The shares were repurchased at a price of $50 per share and were retired upon purchase.

16. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

During the Company's financial statement closing process for the quarter ended December 31, 2003, certain matters were identified related to prior interim financial reporting periods that necessitated the recording of adjustments to the Company's condensed consolidated financial information. Such adjustments pertained principally to (i) property, plant and equipment and (ii) cash, and management believes that weaknesses in the Company's internal controls caused the errors that resulted in these adjustments. The Company does not believe any of the aforementioned amounts are material, individually or in the aggregate, to the respective prior interim periods based on both quantitative and qualitative factors, including the trend of operating results, nor does it believe the prospective correction of such amounts during the quarter ended December 31, 2003 is material to the Company's fourth quarter 2003 condensed consolidated results of operations based on both quantitative and qualitative factors, including the trend of operating results. (The prospective correction of the aforementioned amounts relating to prior periods increased the Company's fourth quarter 2003 condensed consolidated net loss by $3,157, or $0.22 per basic and diluted share, and would have reduced the Company's (i) first, second and third quarter 2003 condensed consolidated net income by $223, or $0.02 per basic and diluted share, $119, or $0.01 per basic and diluted share, and $1,250, or $0.09 per basic and diluted share and (ii) first, second, third and fourth quarter 2002 condensed consolidated net income by $54, or $0.00 per basic and diluted share, $61, or $0.00 per basic and diluted share, $86, or $0.01 per basic and diluted share, and $595, or $0.04 per basic and diluted share, respectively, had such errors been corrected in the periods in which they originated.)

The Company's fourth quarter 2002 condensed consolidated financial information has been adjusted to eliminate certain intercompany balances that were not previously eliminated. These adjustments pertained to certain of the Company's fourth quarter 2002 intercompany revenue and operating expense balances aggregating $1,021. However, such adjustments had no effect on the Company's condensed consolidated income from operations or net income for the quarter ended December 31, 2002.

2003	March 31	June 30	September 30	December 31
Operating revenues	$ 47,429	$ 50,289	$ 48,902	$ 48,717
Income from operations	$ 1,905	$ 5,567	$ 3,677	$ (3,402)
Net income	$ 675	$ 2,713	$ 1,502	$ (4,245)
Basic earnings (loss) per share	$ 0.05	$ 0.19	$ 0.10	$ (0.30)
Diluted earnings (loss) per share	$ 0.05	$ 0.19	$ 0.10	$ (0.30)

2002	March 31	June 30	September 30	December 31
Operating revenues	$ 43,451	$ 43,118	$ 51,600	$ 47,786
Income from operations	$ 5,129	$ 3,047	$ 7,026	$ 488
Net income	$ 5,609	$ 1,703	$ 3,852	$ 85
Basic earnings per share	$ 0.37	$ 0.12	$ 0.26	$ 0.01
Diluted earnings per share	$ 0.37	$ 0.12	$ 0.26	$ 0.01

16. QUARTERLY FINANCIAL INFORMATION (UNAUDITED) (CONTINUED)

As a result of the Company's annual cost separation studies for monitoring periods 2002-2001, the Company changed its estimate for a portion of its interstate and intrastate shareable earnings obligations during the fourth quarter of 2002. This change in accounting estimate increased the Company's revenues by $1,115 and net income by $671 ($0.05 per share) for the quarter ended December 31, 2002.

Effective November 1, 2002, the Company increased the estimated useful lives primarily related to its wireless switching and voice mail equipment from five to ten years. This change in accounting estimate decreased the Company's depreciation expense by $206 and increased the Company's consolidated net income by $124 ($0.01 per share) for the quarter ended December 31, 2002.

The Company adopted SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," effective January 1, 2000, which requires non-recurring revenues associated with service and activation charges to be deferred. The cumulative effect of this change in accounting principle was $3,273, net of tax, ($0.21 per share) in 2000.

For the three-month periods ended March 31, June 30, September 30 and December 31, 2003 and 2002, the Company recognized the following revenues that were included in the cumulative effect adjustment as of January 1, 2000:

Three months ended:		
March 31, 2003	$	128
June 30, 2003	$	114
September 30, 2003	$	96
December 31, 2003	$	75
March 31, 2002	$	298
June 30, 2002	$	251
September 30, 2002	$	212
December 31, 2002	$	165

The net effect of these revenues in 2003 was to increase net income in the three-month periods ended March 31, June 30, September 30 and December 31 by $75, $68, $57 and $44, respectively.

The net effect of these revenues in 2002 was to increase net income in the three-month periods ended March 31, June 30, September 30 and December 31 by $178, $150, $127 and $100, respectively.

17. EVENT (UNAUDITED) SUBSEQUENT TO THE DATE OF THE REPORT OF INDEPENDENT AUDITORS

On March 25, 2004, the Company and the bank executed an amendment to the business loan agreement (Note 7), extending the expiration date until June 1, 2005 and revising certain covenants.

REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS

SUREWEST COMMUNICATIONS

We have audited the accompanying consolidated balance sheets of SureWest Communications as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SureWest Communications at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, in 2003 the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation*, using the prospective adoption method under the provisions of Statement of Financial Accounting Standards No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure.* As discussed in Note 1 to the consolidated financial statements, in 2003 the Company changed its method of accounting for revenue recognition upon the prospective adoption of Emerging Issues Task Force Issue No. 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables.* As discussed in Note 1 to the consolidated financial statements, in 2002 the Company discontinued the amortization of certain indefinite-lived intangible assets in accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets.*

Ernst + Young LLP

Sacramento, California
March 19, 2004

SHAREHOLDER INFORMATION

SHAREHOLDER SERVICES

Questions about stock-related matters including account changes, stock transfers and other requests for assistance with regard to your stock ownership should be directed to our transfer agent:

Continental Stock Transfer & Trust Company
17 Battery Place,
8th Floor
New York, New York 10004
Telephone: (800) 509-5586 or (212) 509-4000
Fax: (212) 509-5150

ANNUAL MEETING INFORMATION

The Annual Meeting of Shareholders of SureWest Communications will be held at 3 p.m., June 11, 2004, at 8150 Industrial Avenue, Building A, Roseville, California.

REQUESTS FOR INFORMATION

Shareholders may obtain without charge a copy of the Company's Form 10-K Annual Report to the Securities and Exchange Commission (SEC) by writing to:

INVESTOR RELATIONS
SureWest Communications
P.O. Box 969
Roseville, California 95661-0969
(916) 786-1111
investor@surewest.com

Or by visiting the SEC's Edgar database at www.sec.gov

INFORMATION ON THE INTERNET

Information about SureWest Communications is available on the Internet.
Visit our website at: www.surewest.com

EXECUTIVE OFFICES

The Executive Offices of SureWest Communications are located at 200 Vernon Street, Roseville, California.

BOARD OF DIRECTORS



KIRK DOYLE



BRIAN STROM



NEIL DOERHOFF



GUY GIBSON



STEVEN OLDHAM



JOHN ROBERTS



TIMOTHY TARON

BOARD OF DIRECTORS

Kirk C. Doyle
Chairman of the Board
Realtor, Kirk Doyle Realty

Brian H. Strom
President - Chief Executive Officer
SureWest Communications

Neil J. Doerhoff
Financial Consultant

Guy R. Gibson
Partner, Gibson & Gibson Inc.

Steven C. Oldham
Senior Advisor,
The Brattle Group

John R. Roberts III
Executive Director,
The Natomas Basin Conservancy

Timothy D. Taron
Partner, Hefner, Stark & Marois, LLP

OFFICERS

Kirk C. Doyle
Chairman of the Board
Realtor, Kirk Doyle Realty

Brian H. Strom
President -
Chief Executive Officer

Jay B. Kinder
Senior Vice Pesident -
Chief Operating Officer,
SureWest Telephone and
SureWest Directories

Fred A. Arcuri
Senior Vice President -
Chief Operating Officer,
SureWest Broadband

Robert M. Burger
Senior Vice Pesident -
Chief Operating Officer,
SureWest Wireless

Scott K. Barber
Vice President,
Network Operations,
SureWest Telephone

Bill M. DeMuth
Vice President -
Chief Technology Officer,
SureWest Communications

Peter C. Drozdoff
Vice President, Marketing
SureWest Communications

Philip D. Germond
Vice President, Customer
Operations, SureWest
Telephone; Vice President,
SureWest Long Distance

Barbara J. Nussbaum
Vice President, Administration
SureWest Communications

Darla J. Yetter
Secretary

Laurel R. Dismukes
Assistant Secretary

Martin T. McCue
Assistant Secretary

SureWest™
COMMUNICATIONS

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